UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):April 22, 2021 (April 18, 2021)

Knoll, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-12907	13-3873847
(Commission	(I.R.S. Employer
File Number)	Identification No.)

1235 Water Street
East Greenville, Pennsylvania	18041
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 679-7991

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	KNL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 19, 2021, Knoll, Inc., a Delaware corporation (“Knoll”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Herman Miller, Inc., a Michigan corporation (“Herman Miller”), and Heat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Herman Miller (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Knoll (the “Merger”), with Knoll being the surviving corporation in the Merger, and, (b) at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.01 per share, of Knoll (“Knoll Common Stock”) (excluding shares exercising dissenters rights, shares owned by Knoll as treasury stock, shares owned by the deal parties or their subsidiaries, or shares subject to Knoll restricted stock awards) will be converted into the right to receive (i) $11.00 per share in cash, without interest (the “Cash Consideration”) and (ii) 0.32 (the “Exchange Ratio”) shares of common stock of Herman Miller (together with the Cash Consideration, the “Merger Consideration”).

The Merger Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of preferred stock, par value $1.00 per share, of Knoll (“Knoll Preferred Stock”), which shares will be purchased by Herman Miller pursuant to the terms of a stock purchase agreement (the “Preferred Stock Purchase Agreement”) entered into between Herman Miller and Furniture Investments Acquisitions S.C.S., the holder of all of the outstanding shares of Knoll Preferred Stock (the “Series A Holder”), concurrently with the execution of the Merger Agreement.

The Merger Agreement provides that outstanding Knoll equity awards will be treated as follows at the Effective Time: (a) each outstanding and unexercised option award to purchase shares of Knoll Common Stock, whether or not vested, will be cancelled in consideration for the right to receive an amount in cash, without interest and less applicable withholding taxes, equal to the product of (i) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Knoll Common Stock subject to such option immediately prior to the Effective Time multiplied by (ii) the number of shares of Knoll Common Stock subject to such option immediately prior to the Effective Time; (b) except as provided below, each outstanding award of restricted Knoll Common Stock will be converted into an award in respect of a number of shares of restricted common stock of Herman Miller equal to the product of (i) the number of shares of Knoll Common Stock subject to the award multiplied by (ii) the sum of (A) the Exchange Ratio and (B) the quotient of (x) the Cash Consideration divided by (y) the volume weighted average price per share of common stock of Herman Miller on the NASDAQ for the five consecutive trading days ending the two trading days prior to the closing date (such sum, the “Equity Award Exchange Ratio”); (c) each outstanding award of restricted common stock of Knoll held by an individual who is a non-employee director of Knoll as of the closing date will fully vest and be converted into the right to receive the Merger Consideration and any accrued but unpaid dividends in respect of each share of Knoll Common Stock subject to the award; (d) except as provided below, each outstanding award of performance units will be converted into a time-vesting restricted unit award in respect of a number of shares of restricted common stock of Herman Miller equal to the product of (i) the number of shares of Knoll Common Stock subject to the award (determined by deeming performance goals to be achieved at 100%) multiplied by (ii) the Equity Award Exchange Ratio; (e) each outstanding award of performance units relating to Knoll Common Stock with performance conditions that are based on the performance of a specified Knoll subsidiary will be converted into a performance unit award, in respect of a number of shares of common stock of Herman Miller equal to the product of (i) the number of shares of Knoll Common Stock subject to the award multiplied by (ii) the Equity Award Exchange Ratio; and (f) each outstanding award of performance units that is held by an individual who is a former employee of Knoll, and remains eligible to vest, will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Knoll Common Stock subject to the award (determined by deeming performance goals achieved at 100% and prorated to the extent contemplated by the applicable award agreement) and any accrued but unpaid dividends in respect of each share of Knoll Common Stock subject to the award.

The board of directors of Knoll has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Knoll and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (3) resolved to recommend that Knoll’s stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger .

The completion of the Merger is subject to satisfaction or waiver of certain customary closing conditions, including (a) the receipt of the required approvals from Knoll stockholders and Herman Miller stockholders, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any authorization or consent from a governmental entity required to be obtained with respect to the Merger having been obtained and remaining in full force and in effect, without the imposition of a Burdensome Condition (as defined below), (c) the absence of any governmental order or law making illegal or otherwise prohibiting the consummation of the Merger or imposing a Burdensome Condition, (d) the effectiveness of the registration statement on Form S-4 to be filed by Herman Miller pursuant to which the shares of Herman Miller common stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), and (e) the authorization for listing of the shares of Herman Miller common stock to be issued in connection with the Merger on the NASDAQ. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect. The closing of the Merger may not occur prior to the date that is the earliest of (i) August 6, 2021, (ii) 10 business days following the termination or expiration of the waiting period under the HSR Act and (iii) four business days following the successful syndication of Herman Miller’s committed debt financing in connection with the Merger, unless otherwise agreed by the parties.

The Merger Agreement contains customary representations and warranties of Knoll and Herman Miller relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Knoll and Herman Miller, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice, excluding actions taken in good faith in order to respond to the COVID-19 pandemic.

Herman Miller and, if requested by Herman Miller, Knoll, each also agreed to take any and all actions and steps necessary to avoid or eliminate each impediment under any antitrust law that may be asserted by any governmental entity or private party and to otherwise satisfy any closing conditions relating to antitrust law contained in the Merger Agreement so as to enable the consummation of the Merger and other transactions contemplated by the Merger Agreement as promptly as practicable; however, Herman Miller will not be required to commit to or effect any action that, individually or in the aggregate, would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of Herman Miller and its subsidiaries (including Knoll and its subsidiaries) from and after the Effective Time (calculated as if Herman Miller and its subsidiaries from and after the Effective Time were collectively the same size as Knoll and its subsidiaries prior to the Effective Time) (a “Burdensome Condition”).

Each of Knoll and Herman Miller has agreed not to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties or to engage in discussions with third parties regarding alternative acquisition proposals, and has agreed to certain restrictions on its ability to respond to any such proposals. However, prior to the receipt of their required stockholder approval, each party’s board of directors may withdraw, qualify or modify its recommendation that stockholders vote in favor of the transaction-related proposals in connection with certain intervening events or receipt of a “Superior Proposal” (as defined in the Merger Agreement), or terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, subject to the requirements and limitations set forth in the Merger Agreement.

The Merger Agreement contains termination rights for each of Knoll and Herman Miller, including, among others, if the consummation of the Merger does not occur on or before October 19, 2021 (provided that if as of such date all closing conditions have been satisfied other than conditions relating to (x) obtaining requisite regulatory approvals and (y) the absence of injunctions prohibiting consummation of the Merger under antitrust laws, such date will be automatically extended to January 19, 2022) (the “End Date”). Upon termination of the Merger Agreement under specified circumstances, including termination (i) by either party in the event of a change of recommendation by the other party’s board of directors, (ii) by either party to enter into an agreement in connection with a Superior Proposal or (iii) by either party as a result of a failure to obtain stockholder approval or to close prior to the End Date, in each case following the making of a proposal for an alternative transaction and upon the entry into an alternative transaction within 12 months after the date of such termination, then Knoll may be required to pay Herman Miller a termination fee of $43 million or Herman Miller may be required to pay Knoll a termination fee of $74 million. If the Merger Agreement is terminated as a result of a failure to obtain the requisite approval of Knoll stockholders, Knoll will be required to pay Herman Miller $7.5 million in cash, and if the Merger Agreement is terminated because of a failure to obtain the requisite approval of Herman Miller stockholders, Herman Miller will be required to pay Knoll $15 million in cash. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein. It is not intended to provide any other factual information about Knoll, Herman Miller or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s periodic reports filed with the SEC, and may be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Knoll, Herman Miller or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Knoll’s public disclosures.

Voting and Support Agreement and Preferred Stock Purchase Agreement

Concurrently with the execution of the Merger Agreement, Herman Miller entered into a voting and support agreement (the “Voting Agreement”) and the Preferred Stock Purchase Agreement with the Series A Holder.

Pursuant to the Voting Agreement, subject to the terms and conditions therein, the Series A Holder has agreed to, and cause its affiliates to, vote all of the outstanding shares of Knoll Preferred Stock and any shares of Knoll Common Stock then beneficially owned by the Series A Holder or any of its affiliates (a) in favor of the adoption of the Merger Agreement and (b) against (i) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement or result in any closing condition thereunder not being satisfied on a timely basis and (ii) any proposal related to the entry by Knoll into an alternative transaction, or any other proposal made in opposition to, or in competition with, the Merger. As of the date of the Voting Agreement, an aggregate of 169,165 shares of Knoll Preferred Stock (equivalent to 10,099,402 shares of Knoll Common Stock on an as-converted basis) and 2,404,634 shares of Knoll Common Stock were subject to the Voting Agreement, representing approximately 21% of the total voting power of the holders of Knoll capital stock voting as a single class, with the holders of Knoll Preferred Stock voting on an as-converted basis.

The Voting Agreement also prohibits the Series A Holder from transferring any shares of Knoll Preferred Stock without Herman Miller’s consent. The Voting Agreement will terminate upon the earliest to occur of (i) the earlier of (A) the Effective Time, (B) a change of recommendation of the Knoll board of directors and (C) the date the Merger Agreement is terminated pursuant to its terms and (ii) the entry, without the prior written consent of the Series A Holder, into any amendment, waiver or modification or other change to any provision of the Merger Agreement that results in a change in the consideration payable to any holder of equity interests in Knoll or changes the mix of the consideration that would be payable in respect of such equity interests or is otherwise adverse in any material respect to the Series A Holder.

Pursuant to the Preferred Stock Purchase Agreement, upon the terms and subject to the conditions of the Preferred Stock Purchase Agreement, Herman Miller has agreed to purchase from the Series A Holder all of the shares of Knoll Preferred Stock held by the Series A Holder or any of its affiliates immediately prior to the Effective Time, for $1,496.12 per share of Knoll Preferred Stock, in cash, without interest, which represents an equivalent price per share of $25.06 for each share of Knoll Common Stock underlying each share of Knoll Preferred Stock as of the date of the Preferred Stock Purchase Agreement. Consummation of the transactions contemplated by the Preferred Stock Purchase Agreement is conditioned upon satisfaction of similar conditions to those contained in the Merger Agreement and the simultaneous closing of the Merger. The Preferred Stock Purchase Agreement (a) will automatically terminate upon the termination of the Merger Agreement, (b) may be terminated at any time prior to the closing of the transactions contemplated by the Preferred Stock Purchase Agreement by mutual written consent of each of Knoll, Herman Miller, and the Series A Holder and (c) may be terminated by the Series A Holder upon the entry, without the prior written consent of the Series A Holder, into any amendment, waiver or modification or other change to any provision of the Merger Agreement that results in a change in the consideration payable to any holder of equity interests in Knoll or changes the mix of the consideration that would be payable in respect of such equity interests or is otherwise adverse in any material respect to the Series A Holder.

The foregoing description of the Voting Agreement and the Preferred Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Management Continuity Plan

On April 18, 2021, Knoll adopted a management continuity plan (the “Management Continuity Plan”) pursuant to which Knoll’s executive officers are entitled to payments upon a termination of employment by Knoll or its successor without cause or by the executive with good reason within 24 months of a change in control. Upon such qualifying termination, the applicable executive is entitled to a change in control payment that consists of: (a) a lump sum cash amount equal to two (or three, in the case of the chief executive officer) times the executive’s annual base salary; (b) a lump sum cash amount equal to two (or three, in the case of the chief executive officer) times the greater of (1) the executive’s average bonus of the previous three years or (2) the executive’s target bonus for the fiscal year in which the change of control occurs; (c) healthcare coverage, and life and disability insurance for the 24 consecutive month period beginning immediately after the date of the executive’s termination; (d) outplacement services up to a maximum of $25,000; and (e) all outstanding awards held by the executive under the Knoll’s stock incentive plans will vest in full as of the date of the executive’s termination. If an event or circumstance exists that would qualify as “good reason” under the Management Continuity Plan, Knoll has 45 days to cure the event or circumstance for participants other than the chief executive officer and the chief financial officer, after which period such executives may resign for good reason if the event or circumstance has not been cured. The Merger is expected to constitute a change in control for purposes of the Management Continuity Plan.

To receive payments under the Management Continuity Plan, the executive officer is obligated to execute a release of claims. Under the terms of the Management Continuity Plan, each executive officer is subject to a non-competition covenant prohibiting the executive officer from competing with Knoll for 12 months (18 months for the chief executive officer).

The foregoing description of the Management Continuity Plan does not purport to be complete and is qualified in its entirety by the actual Management Continuity Plan, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Knoll and Herman Miller. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Knoll’s or Herman Miller’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Knoll or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Knoll or Herman Miller does business, or on Knoll’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate Knoll’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Knoll’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk factors identified in Knoll’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Knoll nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Knoll and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of Knoll and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Knoll or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Knoll and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Knoll, Herman Miller and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Herman Miller will be available free of charge on Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

Knoll, Herman Miller and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by Herman Miller with the SEC on July 17, 2020. Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Knoll or Herman Miller using the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated April 19, 2021, by and among Knoll, Inc., Herman Miller, Inc. and Heat Merger Sub, Inc.
10.1	Knoll, Inc. Management Continuity Plan

99.1	Voting and Support Agreement, dated April 19, 2021, by and between Herman Miller, Inc. and Furniture Investments Acquisitions S.C.S.
99.2	Stock Purchase Agreement, dated April 19, 2021, by and between Herman Miller, Inc. and Furniture Investments Acquisitions S.C.S.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Knoll agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that Knoll may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL, INC.

	By:	/s/ Michael A. Pollner
Name: Michael A. Pollner
Title: Senior Vice President, Chief Administrative Officer, General Counsel & Secretary

Date: April 22, 2021

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

HERMAN MILLER, INC.,

HEAT MERGER SUB, INC.

and

KNOLL, INC.

Dated as of April 19, 2021

	TABLE OF CONTENTS

		Page
	Article I
	CERTAIN DEFINITIONS
1.1	Certain Definitions	2
1.2	Terms Defined Elsewhere	2

	Article II
	THE MERGER
2.1	The Merger	1
2.2	Closing	1
2.3	Effect of the Merger	1
2.4	Certificate of Incorporation of the Surviving Corporation	2
2.5	Bylaws of the Surviving Corporation	2
2.6	Directors and Officers of the Surviving Corporation	2

	Article III
	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE
3.1	Effect of the Merger on Capital Stock	2
3.2	Treatment of Equity Compensation Awards	4
3.3	Payment for Securities; Exchange	6
3.4	Dissenting Shares	11
3.5	Further Assurances	11

	Article IV
	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
4.1	Organization, Standing and Power	11
4.2	Capital Structure	12
4.3	Authority; No Violations; Consents and Approvals	13
4.4	Consents	14
4.5	SEC Documents; Financial Statements; Internal Controls	15
4.6	Absence of Certain Changes or Events	16
4.7	No Undisclosed Material Liabilities	16
4.8	Information Supplied	17
4.9	Company Permits; Compliance with Applicable Law	17
4.10	Compensation; Benefits	18
4.11	Labor Matters	20
4.12	Taxes	21
4.13	Litigation	23
4.14	Intellectual Property	23
4.15	Real Property	24
4.16	Environmental Matters	24
4.17	Material Contracts	25
4.18	Quality and Safety of Products	28

-i-

4.19	Privacy and Data Security.	28
4.20	Insurance	28
4.21	Opinion of Financial Advisor	29
4.22	Brokers	29
4.23	Related Party Transactions	29
4.24	Takeover Laws	29
4.25	No Additional Representations	29

	Article V
	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
5.1	Organization, Standing and Power	30
5.2	Capital Structure	31
5.3	Authority; No Violations; Consents and Approvals	32
5.4	Consents	33
5.5	SEC Documents; Financial Statements	34
5.6	Absence of Certain Changes or Events	35
5.7	No Undisclosed Material Liabilities	35
5.8	Information Supplied	35
5.9	Parent Permits; Compliance with Applicable Law	36
5.10	Taxes	37
5.11	Litigation	39
5.12	Intellectual Property	39
5.13	Material Contract	40
5.14	Privacy and Data Security	40
5.15	Insurance	40
5.16	Opinion of Financial Advisor	41
5.17	Brokers	41
5.18	Ownership of Company Common Stock	41
5.19	Business Conduct	41
5.20	Financing	42
5.21	Related Party Transactions	43
5.22	Real Property	43
5.23	Environmental Matters	43
5.24	Quality and Safety of Products	44
5.25	Compensation; Benefits	44
5.26	No Additional Representations	44

	Article VI
	COVENANTS AND AGREEMENTS
6.1	Conduct of Company Business Pending the Merger	45
6.2	Conduct of Parent Business Pending the Merger	50
6.3	No Solicitation by the Company	52
6.4	No Solicitation by Parent	56
6.5	Preparation of Joint Proxy Statement and Registration Statement	59
6.6	Stockholders Meetings	60
6.7	Access to Information	62
6.8	HSR and Other Approvals	63

-ii-

6.9	Employee Matters	66
6.10	Indemnification; Directors’ and Officers’ Insurance	68
6.11	Transaction Litigation	70
6.12	Public Announcements	70
6.13	Control of Business	71
6.14	Reasonable Best Efforts; Notification	71
6.15	Section 16 Matters	71
6.16	Stock Exchange Listing and Delistings	72
6.17	Financing; Financing Cooperation	72
6.18	Treatment of Company Indebtedness	75
6.19	Takeover Laws	76
6.20	Coordination of Quarterly Dividends	76

	Article VII
	CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligation to Consummate the Merger	76
7.2	Additional Conditions to Obligations of Parent and Merger Sub	77
7.3	Additional Conditions to Obligations of the Company	77
7.4	Frustration of Closing Conditions	78

	Article VIII
	TERMINATION
8.1	Termination	78
8.2	Notice of Termination; Effect of Termination	80
8.3	Expenses and Other Payments	80

	Article IX
	GENERAL PROVISIONS
9.1	Schedule Definitions	83
9.2	Non-survival	83
9.3	Notices	83
9.4	Rules of Construction	84
9.5	Counterparts	85
9.6	Entire Agreement; No Third Party Beneficiaries	86
9.7	Governing Law; Venue; Waiver of Jury Trial	86
9.8	Severability	87
9.9	Assignment	88
9.10	Specific Performance	88
9.11	Amendment	88
9.12	Extension; Waiver	88
9.13	Certain Financing Provisions	89

Annex A	Certain Definitions
Annex B	Form of Certificate of Incorporation of the Surviving Corporation

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2021 (this “Agreement”), among HERMAN MILLER, INC., a Michigan corporation (“Parent”), HEAT MERGER SUB, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and KNOLL, INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of Parent, par value $0.20 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, Parent and the Company desire to effect a strategic business combination on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, the holder (the “Series A Holder”) of all of the outstanding Company Preferred Stock (as defined in this Agreement) has entered into (i) a voting and support agreement in favor of Parent, pursuant to which the Series A Holder has agreed to vote in favor of, and support the consummation of, the Merger (the “Voting Agreement”), on the terms and conditions set forth in the Voting Agreement and (ii) a stock purchase agreement, pursuant to which the Series A Holder has agreed to sell, and Parent has agreed to purchase, simultaneously with the Closing and immediately prior to the Effective Time, all of the outstanding shares of Company Preferred Stock, for consideration set forth in such agreement (the “Preferred Stock Purchase Agreement”); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.1            Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2            Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Table of Definitions
Agreement	Preamble
Annual Cash Bonus	Section 6.9(d)
Annual Cash Bonus Plan	Section 6.9(d)
Applicable Date	Section 4.5(a)
Book-Entry Shares	Section 3.3(b)(ii)
Burdensome Condition	Section 6.8(d)
Capitalization Date	Section 4.2(a)
Cash Consideration	Section 3.1(b)(i)
Certificate of Merger	Section 2.2(b)
Certificates	Section 3.1(b)(i)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Code	Section 4.10(c)
Company	Preamble
Company 401(k) Plans	Section 6.9(e)
Company Alternative Transaction	Section 6.3(a)
Company Board	Preamble
Company Board Recommendation	Section 4.3(a)
Company Capital Stock	Section 4.2(a)
Company Common Stock	Section 3.1(b)(i)
Company Contracts	Section 4.17(b)
Company Disclosure Letter	Article IV
Company Employee	Section 6.9(a)
Company Intervening Event	Section 6.3(d)
Company Material Adverse Effect	Section 4.1
Company Material Leased Real Property	Section 4.15(a)
Company Material Real Property Lease	Section 4.15(b)
Company Option	Section 3.2(a)

Table of Definitions

Company Owned Real Property	Section 4.15(a)
Company Permits	Section 4.9(a)
Company Preferred Stock	Section 4.2(a)
Company PSU Awards	Section 3.2(d)
Company Recommendation Change	Section 6.3(b)
Company Related Party Transaction	Section 4.23
Company Restricted Stock Award	Section 3.2(b)
Company SEC Documents	Section 4.5(a)
Company Stockholders Meeting	Section 4.4
Company Superior Proposal	Section 6.3(a)
Company Third Party	Section 6.3(a)
Confidentiality Agreement	Section 6.7(b)
Continuation Period	Section 6.9(a)
Converted Shares	Section 3.1(b)(iii)
Creditors’ Rights	Section 4.3(a)
D&O Insurance	Section 6.10(d)
DGCL	Section 2.1
Dissenting Shares	Section 3.4
Effect	Definition of Material Adverse Effect, Annex A
Effective Time	Section 2.2(b)
Eligible Shares	Section 3.1(b)(i)
e-mail	Section 9.3
End Date	Section 8.1(b)(ii)
Equity Award Exchange Ratio	Section 3.2(b)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(b)(i)
Excluded Shares	Section 3.1(b)(iii)
FCPA	Section 4.9(e)
Financing Indemnitee	Section 6.17(f)
GAAP	Section 4.5(b)
Goldman Sachs	Section 5.16
Government Contract Bid	Section 4.17(c)
HSR Act	Section 4.4
Indemnified Liabilities	Section 6.10(a)
Indemnified Persons	Section 6.10(a)
Investindustrial	Definition of Affiliate, Annex A
Joint Proxy Statement	Section 4.4
Letter of Transmittal	Section 3.3(b)(i)
Material Company Insurance Policies	Section 4.20
Material Parent Insurance Policies	Section 5.15
Merger	Preamble
Merger Consideration	Section 3.1(b)(i)
Merger Sub	Preamble

Table of Definitions
Merger Sub Board	Preamble
Net Option Payment	Section 3.2(a)
OFAC	Section 4.9(d)
Order	Section 6.8(d)
Parent	Preamble
Parent Alternative Transaction	Section 6.4(a)
Parent Board	Preamble
Parent Board Recommendation	Section 5.3(a)(iii)
Parent Capital Stock	Section 5.3(a)(ii)
Parent Common Stock	Preamble
Parent Contract	Section 5.13
Parent Disclosure Letter	Article V
Parent Intervening Event	Section 6.4(d)
Parent Material Adverse Effect	Section 5.1
Parent Permits	Section 5.9(a)
Parent Preferred Stock	Section 5.2(a)(ii)
Parent PSU Award	Section 3.2(e)
Parent Recommendation Change	Section 6.4(b)
Parent Restricted Stock Award	Section 3.2(b)
Parent RSU Award	Section 3.2(d)
Parent SEC Documents	Section 5.5(a)
Parent Share Price	Section 3.3(h)
Parent Stock Issuance	Preamble
Parent Superior Proposal	Section 6.4(a)
Parent Third Party	Section 6.4(a)
Payoff Letter	Section 6.17(a)
PBGC	Section 4.10(g)
Qualifying Termination	Section 6.9(d)
Registration Statement	Section 4.8
Relevant Legal Restraint	Section 7.1(c)
Remedial Actions	Section 6.8(d)
Specified Company PSU Awards	Section 3.2(e)
Surviving Corporation	Section 2.1
Tail Period	Section 6.10(d)
Trade Secrets	Definition of Intellectual Property, Annex A
Transaction Litigation	Section 6.11
Voting Agreement	Preamble
WARN Act	Section 6.1(b)(ix)

Article II
THE MERGER

2.1            The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2           Closing.

(a)            The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York or by the remote exchange of documents and signatures on the later of (i) the date that is four (4) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions in accordance with this Agreement at the Closing) and (ii) the earliest of (A) August 6, 2021, (B) ten (10) Business Days following the termination or expiration of the waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the Merger under the HSR Act and (C) four (4) Business Days following the “Successful Syndication” (as defined in the Arranger Fee Letter) of the Financing (subject, in the case of each of subclauses (A), (B) and (C) of this clause (ii), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VII as of the date determined pursuant to this Section 2.2 (other than any such conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions in accordance with this Agreement at the Closing)), or such other date, time or place as Parent and the Company may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)            As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3           Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4           Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.5           Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.6           Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation and the officers of Merger Sub shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

3.1           Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)            Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding share of common stock of the Surviving Corporation immediately following the Effective Time.

(b)           Capital Stock of the Company.

(i)            Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares, any Converted Shares, any Dissenting Shares and Company Restricted Stock Awards, which shall be treated as set forth in Section 3.2(a)) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into the right to receive, in accordance with the terms of this Agreement, (A) $11.00 per share in cash, without interest, from Parent (such amount of cash, the “Cash Consideration”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio from Parent (such shares of Parent Common Stock, together with the Cash Consideration, the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.32.

(ii)            All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares, Converted Shares, Dissenting Shares and Company Restricted Stock Awards, which shall be treated as set forth in Section 3.2(a)) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)          All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) (collectively, “Converted Shares”) shall automatically be converted into a number of fully paid and nonassessable shares of Parent Common Stock equal to the sum of (A) the Exchange Ratio and (B) the quotient of the Cash Consideration divided by the Parent Share Price (subject to adjustment in accordance with Section 3.1(c)).

(iv)          Each share of Company Preferred Stock shall remain outstanding as a share of Company Preferred Stock immediately following the Effective Time, and no consideration shall be delivered in exchange therefor.

(c)            Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like (excluding, for the avoidance of doubt, conversion of any shares of Company Preferred Stock into Company Common Stock in accordance with the terms of the Company Preferred Stock and as permitted by this Agreement and the Voting Agreement), the Merger Consideration and any similarly dependent items, as the case may be, shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2           Treatment of Equity Compensation Awards.

(a)           Company Options. At the Effective Time, each outstanding and unexercised option award to purchase shares of Company Common Stock granted pursuant to the Company Stock Plans (a “Company Option”), whether or not vested, shall be cancelled in consideration for the right to receive, within five Business Days following the Effective Time, an amount in cash, without interest and less applicable withholding Taxes, equal to the Net Option Payment subject to each such Company Option immediately prior to the Effective Time. For purposes of this Agreement, “Net Option Payment” means, with respect to a Company Option, the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time. For purposes of the preceding sentence, the value of the Merger Consideration shall equal the sum of (I) the Cash Consideration and (II) the product obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Price.

(b)           Company Restricted Stock Awards Generally. At the Effective Time and except as provided in Section 3.2(c), each outstanding award of restricted Company Common Stock (a “Company Restricted Stock Award”) granted pursuant to the Company Stock Plans shall be converted into an award of restricted Parent Common Stock (a “Parent Restricted Stock Award”) in respect of that number of whole shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio. Except as otherwise provided in this Section 3.2, each such Parent Restricted Stock Award shall be subject to substantially the same terms and conditions as applied to the corresponding Company Restricted Stock Award immediately prior to the Effective Time (including, for the avoidance of doubt, any performance-based vesting conditions). For purposes of this Agreement, “Equity Award Exchange Ratio” means the sum of (1) the Exchange Ratio, and (2) the quotient (rounded to four decimal places) of (a) the Cash Consideration, divided by (b) the Parent Share Price.

(c)           Company Restricted Stock Awards Held by Non-Employee Directors. At the Effective Time, each outstanding Company Restricted Stock Award granted pursuant to the Company Stock Plans and held by an individual who is a non-employee member of the Company Board as of immediately prior to the Effective Time shall fully vest and be converted into the right to receive, in accordance with the terms of this Agreement, the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, together with payment of any dividend equivalents that are accrued but unpaid as of the Effective Time pursuant to the terms of such Company Restricted Stock Award as in effect on the date hereof.

(d)           Company PSU Awards Generally. At the Effective Time and except as provided in Section 3.2(e) and Section 3.2(f), each outstanding award of performance-based stock units relating to shares of Company Common Stock (the “Company PSU Awards”) granted pursuant to the Company Stock Plans shall be converted into a Parent restricted stock unit award (a “Parent RSU Award”) in respect of that number of whole shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (i) the total number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time (determined by deeming the performance goals to be achieved at 100%) multiplied by (ii) the Equity Award Exchange Ratio. Except as otherwise provided in this Section 3.2, each such Parent RSU Award shall be subject to substantially the same terms and conditions as applied to the corresponding Company PSU Award immediately prior to the Effective Time; provided, that the performance-based vesting conditions shall no longer apply and the Parent RSU Award will be subject only to the applicable service-based vesting conditions.

(e)           Specified Company PSU Awards. At the Effective Time, each outstanding Company PSU Award with performance conditions based on the performance of a specified subsidiary of the Company, all of which are set forth on Section 3.2(e) of the Company Disclosure Letter (such Company PSU Awards, the “Specified Company PSU Awards”), granted pursuant to the Company Stock Plans shall be converted into a Parent performance-based stock unit award (a “Parent PSU Award”) in respect of that number of whole shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (i) the total number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio. Except as otherwise provided in this Section 3.2(e), each such Parent PSU Award shall be subject to substantially the same terms and conditions as applied to the corresponding Company PSU Award immediately prior to the Effective Time.

(f)            Company PSU Awards Held by Former Employees. At the Effective Time, each outstanding Company PSU Award (other than a Specified Company PSU Award) granted pursuant to the Company Stock Plans that is held by an individual who is a former employee of the Company or its Affiliates as of immediately prior to the Effective Time and that remains eligible to vest by its terms shall be canceled and converted into the right to receive, no later than the second regularly scheduled payroll date of the Company following the Effective Time, without interest and less applicable withholding Taxes, (i) the Merger Consideration, in respect of each share of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time (determined by deeming the performance goals to be achieved at 100% and with the number of shares of Company Common Stock to be prorated to the extent contemplated by the applicable award agreement) and (ii) any dividend equivalents that are accrued but unpaid as of the Effective Time pursuant to the terms of such Company PSU Award as in effect on the date hereof.

(g)           Qualifying Termination. Notwithstanding anything to the contrary in the applicable award agreements or this Section 3.2, in the event a Company Employee experiences a Qualifying Termination within twelve (12) months following the Effective Time, the Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards shall vest in their entirety (with performance goals applicable to any Parent Restricted Stock Awards and Parent PSU Awards deemed achieved at 100% to the extent that the applicable performance period has not been completed prior to the Qualifying Termination) as of the date upon which the Qualifying Termination occurs.

(h)           Administration. Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company Options, the Company Restricted Stock Awards and the Company PSU Awards pursuant to the terms of this Section 3.2, and (ii) if requested by Parent in writing at least five Business Days prior to the Effective Time, cause the Company Stock Plans to terminate at or prior to the Effective Time. As soon as practicable following the Effective Time (but in no event more than five (5) Business Days following the Effective Time), Parent shall file a registration statement on Form S-8 with respect to the issuance of shares of Parent Common Stock pursuant to the Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards. As soon as practicable after the Effective Time, Parent and the Company shall cooperate to deliver the holders of the Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards appropriate notices indicating that the corresponding Company Restricted Stock Awards and Company PSU Awards have been assumed by Parent and shall continue in effect on the same terms and conditions, subject to the adjustments and terms required by this Section 3.2 (which shall be described in such notices) after giving effect to the Merger and the terms of the Company Stock Plans.

3.3           Payment for Securities; Exchange.

(a)           Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with Parent’s transfer agent or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. Prior to or substantially concurrently with the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable in respect of Eligible Shares pursuant to Section 3.1 and (ii) cash in an aggregate amount necessary to pay the Cash Consideration portion of the Merger Consideration. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares in accordance with Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent; provided, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government and no such investment (or any loss resulting therefrom) shall affect the cash payable to holders of Company Common Stock pursuant to the provisions of this Article III. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)           Payment Procedures.

(i)            Certificates. As soon as practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to send to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder), (B) cash in the amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates and (C) cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii)           Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to send to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder), (C) cash in the amount equal to the Cash Consideration multiplied by the number of such Book-Entry Shares held by such holder and (D) cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii)           DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date but in any event within five (5) Business Days thereafter, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)           No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)           With respect to Certificates, if payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c)           Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the nine-month anniversary after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)           No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to
Section 3.3(g).

(g)           Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid in respect of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that a holder of such Certificate would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid in respect of any unsurrendered Certificate, in each case until the holder thereof shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)           No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price per share of Parent Common Stock on the NASDAQ for the five (5) consecutive trading days ending the two (2) trading days prior to the Closing Date as reported by Bloomberg, L.P. (such price, the “Parent Share Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent such amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4           Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock or Company Preferred Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock or Company Preferred Stock, as applicable, issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock or Company Preferred Stock, as applicable, shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give notice to Parent as promptly as reasonably practicable of any demands for appraisal of any shares of Company Common Stock or Company Preferred Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all material discussions with third parties and all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding relating to Dissenting Shares, or agree to do any of the foregoing.

3.5           Further Assurances. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest Parent or the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) are authorized to take such action.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the applicable section of the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) or (y) the Company SEC Documents filed or furnished by the Company with or to the SEC since January 1, 2019 and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward-looking disclosures set forth in any “risk factor,” “forward-looking statements” or similar precautionary section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

4.1           Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly incorporated or organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of the Organizational Documents of the Company and each of its Subsidiaries, each as in effect as of the execution of this Agreement and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2           Capital Structure.

(a)           As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on April 16, 2021 (the “Capitalization Date”): (A) 49,386,179 shares of Company Common Stock were issued and outstanding (not including shares of Company Common Stock subject to Restricted Stock Awards granted under the Company Stock Plans) and 169,165 shares of Company Preferred Stock were issued and outstanding; (B) 1,427,239 shares of Company Common Stock subject to Company Restricted Stock Awards granted under the Company Stock Plans (assuming satisfaction of applicable performance goals at 100%) were issued and outstanding; and (C) 3,214,879 shares of Company Common Stock remained available for issuance pursuant to the Company Stock Plans, of which (x) 820,864 shares (assuming satisfaction of applicable performance goals at 100%) or 933,392 shares (assuming satisfaction of applicable performance goals at the maximum level) of Company Common Stock were available for issuance pursuant to outstanding Company PSU Awards and (y) 110,000 shares of Company Common Stock at a weighted average exercise price of $20.83 per share were available for issuance pursuant to outstanding Company Options. Since the Capitalization Date through the execution of this Agreement, (x) no additional shares of Company Common Stock or shares of Company Preferred Stock have been issued other than the issuance of shares of Company Common Stock upon the exercise or settlement of Company Equity Awards in accordance with the terms of such Company Equity Awards and (y) no Company Equity Awards have been granted.

(b)            All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Stock Plans). As of the execution of this Agreement, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, as of the Capitalization Date, there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. The Company has sufficient authorized and unissued shares of Company Common Stock to effect the conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Capital Stock. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any interest in a material joint venture, directly or indirectly, equity securities or other similar equity interests in any Person.

4.3           Authority; No Violations; Consents and Approvals.

(a)            The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance of the Company’s obligations under this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company (including all requisite approvals for purposes of Section 203 of the DGCL), subject, only with respect to consummation of the Merger, to the receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability, now or hereafter in effect, relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the Transactions, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b)            The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation or breach of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries or under any provision of any Company Contract, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or its Subsidiaries to consummate the Transactions.

4.4            Consents. No Consent from any Governmental Entity or self-regulatory organization is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws; (f) compliance with any applicable requirements of any other Antitrust Laws in the jurisdictions set forth on Section 4.4(f) of the Company Disclosure Letter; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or its Subsidiaries to consummate the Transactions.

4.5            SEC Documents; Financial Statements; Internal Controls.

(a)            Since January 1, 2019 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of the Company, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)            The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)            The Company has established and maintains, and at all times since January 1, 2018, has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since the January 1, 2018, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting and (iii) any written claim or allegation regarding clause (i) or (ii). Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls.

4.6            Absence of Certain Changes or Events.

(a)            Since December 31, 2020, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)            From December 31, 2020 through the date of this Agreement:

(i)             the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, taking into account any changes to such practices as may have occurred prior to the date of this Agreement as a result of the outbreak of COVID-19, including compliance with COVID-19 Measures;

(ii)            neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.1(b)(i), (iv) through (viii), (xii), through (xiv), (xvi) through (xviii), or, solely with respect to the foregoing provisions, (xix).

4.7            No Undisclosed Material Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020; (b) liabilities incurred in the ordinary course of business consistent with past practice of business subsequent to December 31, 2020; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(x); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8            Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9            Company Permits; Compliance with Applicable Law.

(a)            The Company and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since January 1, 2018 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries have received since January 1, 2018 any written correspondence from any Governmental Entity with respect to any violation or alleged violation of any applicable Law by the Company or any of its Subsidiaries.

(c)            The Company is, and since the Applicable Date has been, in compliance in all material respects with (i) the applicable listing and other rules and regulations of the NYSE and (ii) the applicable provisions of the Sarbanes-Oxley Act.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018, the Company and each of its Subsidiaries have at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executives orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of the Company or any of its Subsidiaries is conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been since January 1, 2018 or currently is the subject of a charging letter or penalty notice issued, or, to the knowledge of the Company, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by the Company pertaining to such matters. Neither the Company nor any of its Subsidiaries is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither the Company nor any of its Subsidiaries, or, to the Company’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, its Subsidiaries and, to the knowledge of the Company, their respective Representatives are, and since January 1, 2018 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to the Company, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money-laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries.

4.10        Compensation; Benefits.

(a)            Set forth on Section 4.10(a) of the Company Disclosure Letter is a true, correct and complete list of each material Company Plan.

(b)            True, correct and complete copies of each material Company Plan (or, in the case of any Company Plan not in writing, a description of the material terms thereof) and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500, and all material correspondence to or from any Governmental Entity received in the last year.

(c)            Each Company Plan has been maintained in compliance with all applicable Laws, including ERISA and the Internal Revenue Code (the “Code”), except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Plans, except for such pending actions, suits, claims or Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)            There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements, and all material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(f)            Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(g)            Neither the Company nor any of its ERISA Affiliates sponsors, contributes to or is obligated to contribute to, or has in the previous six (6) years sponsored, contributed to or been obligated to contribute to, (i) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or (ii) an ERISA Plan subject to Title IV of ERISA that has two or more contributing sponsors, at least two of whom are not under common control. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any ERISA Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred in the previous two (2) years, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan.

(h)            Except as required by applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i)             Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(j)             Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)            Each Company Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) that is intended to qualify for special Tax treatment, meets all the requirements for such treatment, (iii) does not provide defined benefit pension, jubilee or termination indemnity benefits, and (iv) that is required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11        Labor Matters.

(a)            (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) to the knowledge of the Company, there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)            There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            The Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)            To the knowledge of the Company, no allegations of sexual harassment have been made against any current or former officer or director of the Company, other than any such allegations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the last two years, neither the Company nor any of the Affiliates have been involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former officer or director of the Company.

(f)            Neither the Company nor any of its Affiliates have utilized or waived the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the Coronavirus Aid, Relief, and Economic Security Act, as applicable, or the payroll tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum.

4.12        Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are true, complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents) have been paid in full or will timely be paid by the due date therefor, taking into account any extensions. All Tax required to be withheld or collected by the Company or any of its Subsidiaries in respect of any amounts payable to or by any shareholder, employee, independent contractor, lender, customer or other third party have been duly withheld and collected and timely remitted to the appropriate Taxing Authority, and the Company and its Subsidiaries have complied in all respects with all information reporting (and related withholding and collection) and record retention requirements.

(b)            There is not in force any waiver or agreement for any extension of time for the assessment, payment or collection of any Tax of the Company or any of its Subsidiaries.

(c)            There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity and that has not been resolved with respect to any taxable period for which the period of claim, assessment or collection remains open. There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing regarding any Taxes or Tax Returns of the Company or any of its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)            Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among the Company and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business consistent with past practice and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(e)            Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(f)            Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)            No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return of a particular type that it is or may be required to file Tax Returns of such type or subject to Tax of such type in such jurisdiction, nor has any such assertion been threatened or proposed in writing.

(h)           Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i)            There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(j)            Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction entered into on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any similar provision of applicable Tax Law), or any election pursuant to Section 108(i) of the Code (or any similar provision of applicable Tax Law).

4.13            Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and that would not and would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or its Subsidiaries to consummate the Transactions, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14            Intellectual Property.

(a)            To the knowledge of the Company, the Company and its Subsidiaries own, free and clear of all Encumbrances except for Permitted Encumbrances, or have legally enforceable and sufficient rights to use, all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            To the knowledge of the Company, the conduct of the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted, and as conducted since January 1, 2018, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No claims are pending or, to the knowledge of the Company, threatened in writing (i) adversely affecting the Company Intellectual Property, or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any other Person, except for claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            The Company and its Subsidiaries have taken commercially reasonable measures consistent with prudent industry practices to protect and maintain any Trade Secrets included in the Company Intellectual Property, and to the knowledge of the Company, there have been no material unauthorized uses or disclosures of any such Trade Secrets, in each case, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) since January 1, 2018, there has been no unauthorized use, access, disclosure, or other security incident of or involving any such IT Assets; and (iii) since January 1, 2018, there have been no disruptions in any such IT Assets that adversely affected the operations of the business of the Company or any of its Subsidiaries.

4.15            Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, and (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease.

4.16            Environmental Matters.

(a)            Except as would not reasonably be expected to have, individually in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries and their respective operations and assets are, and have been since December 31, 2017, in compliance with Environmental Laws; (ii) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws; (iii) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any of their respective predecessors, that could reasonably be expected to result in liability to the Company or any of its Subsidiaries; and (iv) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling.

(b)            As of the date of this Agreement, there have been no environmental reports on any investigations, studies, audits, or other similar analyses conducted during the past three (3) years by or on behalf of, and that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been made available to Parent prior to the date hereof.

4.17            Material Contracts.

(a)            Section 4.17 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:

(i)             each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)            each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make or receive annual payments in excess of $1,500,000 or aggregate payments in excess of $3,000,000, or that includes any ongoing indemnities (except for indemnities entered into the Company’s ordinary course of business consistent with past practice and pursuant to which the Company and its Subsidiaries have not incurred and do not reasonably expect to incur any material liabilities), “earnouts” or other contingent payment obligations;

(iii)           each contract relating to outstanding Indebtedness (or commitments in respect thereof) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000 or that otherwise places an Encumbrance (other than a Permitted Encumbrance) on any portion of the assets of the Company or any of its Subsidiaries;

(iv)           each contract for lease of personal property or real property involving payments in excess of $1,000,000 in any calendar year or aggregate payments in excess of $2,000,000 that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within sixty (60) days;

(v)            each contract that (A) limits or purports to limit in any material respect the freedom of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to compete or engage in any line of business or geographic location or with any Person or sell, supply or distribute any product or service in any geographic locations, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries), or (C) prohibits or limits the rights of the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to (i) solicit, hire or retain any Person as an employee, consultant or independent contractor; or (ii) solicit any customer of any other Person, in each case of (i) and (ii), except that is not material to the business of the Company and its Subsidiaries, taken as a whole;

(vi)            each contract involving the pending acquisition or sale of (or option to purchase or sell) any assets or properties of the Company with a purchase price in excess of $1,000,000;

(vii)           each material partnership, joint venture or limited liability company agreement or similar contract, other than such contracts solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(viii)          each collective bargaining agreement to which the Company is a party or is subject;

(ix)             each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $500,000;

(x)              each contract for any Company Related Party Transaction;

(xi)             each agreement to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject that contains any “most favored nation” or most favored customer provision, call or put option, preferential right, minimum purchase commitments or rights of first or last offer, negotiation or refusal, in each case other than (A) those contained in any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries or (B) is not material to the business of the Company and its Subsidiaries, taken as a whole;

(xii)            each contract related to a material loyalty rewards program, rebate program or similar programs of the Company;

(xiii)           each contract pursuant to which the Company or any of its Subsidiaries (A) has been granted a license or other right to use, any Intellectual Property, which license or other right is material to the businesses of the Company and its Subsidiaries, other than software that is generally commercially available or any other IT Assets, or any nondisclosure agreements, employee invention assignment agreements, customer end user agreements and similar agreements entered into in the ordinary course of business consistent with past practice, or (B) has granted to any third party any license to use any material Company Intellectual Property, other that non-exclusive licenses (including any nondisclosure agreements, employee invention assignment agreements, customer end user agreements and similar agreements) granted in the ordinary course of business consistent with past practice; or

(xiv)           each contract relating to any interest rate swap or other derivative or hedging transaction to which any of the Company or any of its Subsidiaries is a party.

(b)            Collectively, the contracts of the types set forth in Section 4.17(a) (whether or not set forth on Section 4.17(a) of the Company Disclosure Letter) are herein referred to as the “Company Contracts.” A complete and correct copy of each Company Contract has been made available to Parent or publicly filed with the SEC prior to the execution of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. As of the date of this Agreement, there are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) each Company Government Contract is binding on the Company or its Subsidiary party thereto and is in full force and effect, subject to Creditors’ Rights, (ii) no Company Government Contract or offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Entity or any prime contractor (a “Government Contract Bid”) is the subject of bid or award protest proceedings resulting from the conduct of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Government Contract. The Company and its Subsidiaries are in compliance, and have been in compliance since the Applicable Date, in all material respects with the terms and conditions of each Company Government Contract and Government Contract Bid, including all cases, provisions and requirements incorporated expressly by reference or by operation of Law therein. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date to the Company’s knowledge,(A) all material facts set forth or acknowledged by any representations, certifications or statements made or submitted by an authorized representative of the Company or any of its Subsidiaries in connection with any Company Government Contract or Government Contract Bid were true, accurate and complete as of the date of submission, and (B) neither any Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract or Government Contract Bid. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, no material payment due to the Company or any of its Subsidiaries pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off any such payment.

4.18            Quality and Safety of Products. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has, since January 1, 2018, received written notice in connection with any product sold, produced or distributed by or on behalf of the Company or any of its Subsidiaries of any claim or allegation against the Company or any of its Subsidiaries, or been a party to, subject to or threatened in writing with, any Proceeding against the Company or any of its Subsidiaries as a result of manufacturing, storage, quality, packaging or labeling of any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries. Since January 1, 2018 through the date of this Agreement, there has not been, nor is there under consideration by the Company or any of its Subsidiaries (or, to the knowledge of the Company, any other party) any recall or post-sale warning of a material nature concerning any product sold, produced or distributed by or on behalf of the Company or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.19            Privacy and Data Security.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have since January 1, 2018, and presently comply, with all applicable Privacy Legal Requirements, and their own respective privacy policies, terms of use and contractual obligations, except where such non-compliance would not result in a liability and (ii) the Company and its Subsidiaries have taken appropriate actions (including reasonable and appropriate administrative, technical and physical safeguards) to protect Personal Information in their possession or under their control against unauthorized or unlawful access, use, modification, disclosure or other misuse.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice from any applicable Governmental Entity alleging a violation of any Privacy Legal Requirements by the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; and (ii) to the knowledge of the Company, since January 1, 2018, there has been no unauthorized use, access, disclosure, or other security incident of or involving Personal Information under the control of the Company or any of its Subsidiaries.

4.20            Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.21            Opinion of Financial Advisor. The Company Board has received the opinion of BofA Securities, Inc. addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Merger Consideration to be received by the holders of Eligible Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the execution of this Agreement.

4.22            Brokers. Except for the fees and expenses payable to BofA Securities, Inc., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.23            Related Party Transactions. Except as set forth in the Company SEC Documents or Section 4.17(a)(x), there are no transactions, agreements, arrangements or understandings between the Company or any Subsidiary of the Company, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed (each of the foregoing, a “Company Related Party Transaction”).

4.24            Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.18, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock or the Transactions.

4.25            No Additional Representations.

(a)            Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.25 shall limit Parent’s or Merger Sub’s remedies with respect to claims of Fraud arising from or relating to the express representations and warranties made by the Company in this Article IV.

(b)            Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (x) the applicable section of the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) or (y) the Parent SEC Documents filed or furnished by Parent with or to the SEC since January 1, 2019 and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward-looking disclosures set forth in any “risk factor,” “forward-looking statements” or similar precautionary section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

5.1            Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly incorporated or organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub each has made available to the Company prior to the execution of this Agreement complete and correct copies of its Organizational Documents, each as in effect as of the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor Merger Sub is in violation of any of the provisions of such Organizational Documents.

5.2            Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 240,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of preferred stock, no par value (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Capitalization Date: (A) 59,003,174 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) 6,794,804 shares of Parent Common Stock remained available for issuance pursuant to the Parent Stock Plans (assuming satisfaction of performance goals applicable to outstanding awards at the target level), and 2,547,845 shares (assuming satisfaction of applicable performance goals at the target level) or 2,840,229 shares (assuming satisfaction of applicable performance goals at the maximum level) of Parent Common Stock were subject to outstanding equity awards under the Parent Stock Plans (“Parent Equity Awards”); and (C) 532,559 shares of Parent Common Stock remained available for issuance pursuant to the Parent ESPP, including pursuant to options outstanding under the Parent ESPP. Since the Capitalization Date through the execution of this Agreement, (x) no additional shares of Parent Common Stock or shares of Parent Preferred Stock have been issued other than the issuance of shares of Parent Common Stock upon the exercise or settlement of Parent Equity Awards in accordance with the terms of such Parent Equity Awards, (y) no Parent Equity Awards have been granted and (z) no additional shares of Parent Common Stock have become subject to issuance under the Parent ESPP.

(b)            All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Parent Stock Plans). As of the execution of this Agreement, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, as of the Capitalization Date, there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any interests in a material joint venture, directly or indirectly, equity securities or other similar equity interests in any Person. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the outstanding shares of common stock of Merger Sub are validly issued, fully paid and nonassessable and are owned by Parent.

5.3            Authority; No Violations; Consents and Approvals.

(a)            Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations under this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur promptly after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will promptly after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance.

(b)           The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation or breach of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries or under any provision of any Parent Contract or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

5.4           Consents. No Consent from any Governmental Entity or self-regulatory organization is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws; (f) compliance with any applicable requirements of any other Antitrust Laws in the jurisdictions set forth on Section 4.4 of the Company Disclosure Letter; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would not and would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or its Subsidiaries to consummate the Transactions.

5.5            SEC Documents; Financial Statements; Internal Controls.

(a)            Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Parent, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein). None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)            The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)            Parent has established and maintains, and at all times since January 1, 2018, has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2018, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting and (iii) any written claim or allegation regarding clause (i) or (ii). Since January 1, 2018, neither Parent nor any of its Subsidiaries has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls.

5.6           Absence of Certain Changes or Events.

(a)           Since May 30, 2020, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)           From May 30, 2020 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, taking into account any changes to such practices as may have occurred prior to the date of this Agreement as a result of the outbreak of COVID-19, including compliance with any COVID-19 Measures.

(c)           From May 30, 2020 through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding, to take, any action that, if taken after the date of this Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.2(b)(i), (iv) through (vii), or, solely with respect to the foregoing provisions, (ix).

5.7           No Undisclosed Material Liabilities. Except as set forth on Section 5.7 of the Company Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities provided for on the balance sheet of Parent dated as of November 28, 2020 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended November 28, 2020; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to November 28, 2020; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8           Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.9           Parent Permits; Compliance with Applicable Law.

(a)           Parent and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since January 1, 2018 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries have received since January 1, 2018 any written correspondence from any Governmental Entity with respect to any violation or alleged violation of any applicable Law by Parent or any of its Subsidiaries.

(c)           Parent is, and since the Applicable Date has been, in compliance in all material respects with (i) the applicable listing and other rules and regulations of the NASDAQ and (ii) the applicable provisions of the Sarbanes-Oxley Act.

(d)           Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2018, Parent and each of its Subsidiaries have at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executives orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Parent or any of its Subsidiaries is conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has been since January 1, 2018 or currently is the subject of a charging letter or penalty notice issued, or, to the knowledge of Parent, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Parent pertaining to such matters. Neither Parent nor any of its Subsidiaries is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Parent nor any of its Subsidiaries, or, to Parent’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e)           Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, its Subsidiaries and, to the knowledge of the Parent, their respective Representatives are, and since January 1, 2018 have been, in compliance in all material respects with: (i) the provisions of the FCPA, as if its foreign payments provisions were fully applicable to Parent, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money-laundering Laws of each jurisdiction in which Parent and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Parent or any of its Subsidiaries.

5.10         Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)           All Tax Returns required to be filed (taking into account extensions of time for filing) by Parent or any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are true, complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents) have been paid in full or will timely be paid by the due date therefor, taking into account any extensions. All Tax required to be withheld or collected by Parent or any of its Subsidiaries in respect of any amounts payable to or by any shareholder, employee, independent contractor, lender, customer or other third party have been duly withheld and collected and timely remitted to the appropriate Taxing Authority, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding and collection) and record retention requirements.

(b)           There is not in force any waiver or agreement for any extension of time for the assessment, payment or collection of any Tax of Parent or any of its Subsidiaries.

(c)           There is no outstanding claim, assessment or deficiency against the Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity and that has not been resolved with respect to any taxable period for which the period of claim, assessment or collection remains open. There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing regarding any Taxes or Tax Returns of Parent or any of its Subsidiaries or the assets of Parent and its Subsidiaries.

(d)           Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among Parent and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business consistent with past practice and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(e)           Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(f)            Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)           No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return of a particular type that it is or may be required to file Tax Returns of such type or subject to Tax of such type in such jurisdiction, nor has any such assertion been threatened or proposed in writing.

(h)           Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i)            There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.

(j)            Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction entered into on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any similar provision of applicable Tax Law), or any election pursuant to Section 108(i) of the Code (or any similar provision of applicable Tax Law).

5.11         Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and that would not and would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or its Subsidiaries to consummate the Transactions, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.12         Intellectual Property.

(a)           To the knowledge of Parent, Parent and its Subsidiaries own, free and clear of all Encumbrances except for Permitted Encumbrances, or have legally enforceable and sufficient rights to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           To the knowledge of Parent, the conduct of Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted, and as conducted since January 1, 2018, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No claims are pending or, to the knowledge of Parent, threatened in writing (i) adversely affecting the Parent Intellectual Property, or (ii) alleging that Parent or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any other Person, except for claims that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)           Parent and its Subsidiaries have taken commercially reasonable measures consistent with prudent industry practices to protect and maintain any Trade Secrets included in the Parent Intellectual Property, and to the knowledge of Parent, there have been no material unauthorized uses or disclosures of any such Trade Secrets, in each case, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries are sufficient for the current needs of the businesses of Parent and its Subsidiaries; (ii) since January 1, 2018, there has been no unauthorized use, access, disclosure, or other security incident of or involving any such IT Assets and (iii) since January 1, 2018, there have been no disruptions in any such IT Assets that adversely affected the operations of the business of Parent or any of its Subsidiaries.

5.13         Material Contracts. Section 5.13 of the Parent Disclosure Letter contains a list as of the date of this Agreement of each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Parent or any of its Subsidiaries is a party or by which it is bound (each, a “Parent Contract”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for expirations in the ordinary course of business and in accordance with the terms of such Parent Contract, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and, neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.14         Privacy and Data Security.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have since January 1, 2018, and presently comply, with all applicable Privacy Legal Requirements, and their own respective privacy policies, terms of use and contractual obligations, except where such non-compliance would not result in a liability and (ii) Parent and its Subsidiaries have taken appropriate actions (including reasonable and appropriate administrative, technical and physical safeguards) to protect Personal Information in their possession or under their control against unauthorized or unlawful access, use, modification, disclosure or other misuse.

(b)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) since January 1, 2018, neither Parent nor any of its Subsidiaries has received any written notice from any applicable Governmental Entity alleging a violation of any Privacy Legal Requirements by Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; and (ii) to the knowledge of Parent, since January 1, 2018, there has been no unauthorized use, access, disclosure, or other security incident of or involving Personal Information under the control of Parent or any of its Subsidiaries.

5.15         Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.16         Opinion of Financial Advisor. The Parent Board has received the opinion of Goldman Sachs & Co. LLC (“Goldman Sachs”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Goldman Sachs as set forth therein, the Merger Consideration and the Purchase Price (as defined in the Preferred Stock Purchase Agreement) to be paid by Parent for the shares of Company Common Stock and company Preferred Stock pursuant to this Agreement and the Preferred Stock Purchase Agreement are fair from a financial point of view to Parent. A copy of such opinion will be provided (solely for informational purposes) by Parent to the Company promptly following the execution of this Agreement.

5.17         Brokers. Except for the fees and expenses payable to Goldman Sachs, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.18         Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.19         Business Conduct. Since its incorporation, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.20         Financing.

(a)           Parent has delivered to the Company a true and complete copy of (i) the executed Debt Commitment Letter and (ii) the executed Debt Fee Letters (which may be redacted as to fees, yield or interest rate caps, original issue discount amounts, economic terms, flex terms and successful syndication level and other terms that are customarily redacted in connection with transactions of this type and would not adversely affect the conditionality, enforceability, availability, net cash proceeds or principal amount (except, in the case of the principal amount, as a result of increased original issue discount or upfront fees resulting from the exercise of “price flex”) of the Financing). Except as expressly set forth in the Debt Commitment Letter and Debt Fee Letters, there are no conditions precedent to the obligations of the Financing Entities party to the Debt Commitment Letter to provide the Financing or any contingencies that would permit the Financing Entities to reduce the total amount of the Financing, including any condition or other contingency relating to the total amount or availability of the Financing pursuant to any market flex provision. As of the date of this Agreement, neither Parent nor any Subsidiary of Parent has entered into any agreement, side letter or other arrangement relating to the debt financing of the Transactions, in each case, that would reasonably be expected to adversely affect the conditionality, enforceability, availability or principal amount of the Financing, other than as set forth in the Debt Commitment Letter and the Debt Fee Letters. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and represents (A) a valid, binding and enforceable obligation of Parent and (B) to Parent’s knowledge, a valid, binding and enforceable obligation of each other party thereto, in the case of each of clauses (A) and (B), except as may be limited by applicable Creditors’ Rights. Parent or a Subsidiary of Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid pursuant to the terms of the Debt Commitment Letter and the Debt Fee Letters on or prior to the date of this Agreement. As of the date of this Agreement, to Parent’s knowledge, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Parent or any other party thereto under the Debt Commitment Letter. As of the date of this Agreement, assuming the satisfaction of all of the conditions in Section 7.1 and Section 7.2 of this Agreement, Parent has no reason to believe that any of the conditions to funding set forth in the Debt Commitment Letter will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Commitment Letter.

(b)           Assuming the satisfaction of all of the conditions in Section 7.1 and Section 7.2 of this Agreement, the proceeds of the Financing, if funded in accordance with the Debt Commitment Letter, together with any available cash of the Parties and their respective Subsidiaries, shall constitute sufficient funds for Parent and Merger Sub to make all cash payments they are required to make pursuant to this Agreement and the Preferred Stock Purchase Agreement (such payments, the “Required Uses”). For the avoidance of doubt, in no event shall the receipt or availability of any financing, including the Financing, by Parent or any Subsidiary of Parent be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

(c)           Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Surviving Corporation or any of their respective Subsidiaries. Assuming the satisfaction of the conditions set forth in Article VII, the accuracy of the representations and warranties of the Company in Article IV and the estimates, projections or forecasts provided by or on behalf of the Company and its Subsidiaries to Parent prior to the date hereof have been prepared in good faith on assumptions that were, and continue to be, reasonable at and immediately after the Effective Time, then immediately following the consummation of the transactions contemplated by this Agreement, including any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter, (i) the present fair saleable value (determined on a going concern basis) and the fair value of the assets of Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries, taken as a whole on a consolidated basis, will be greater than the total amount of their probable liabilities (including a reasonable estimate of the probable amount of all contingent liabilities), (ii) Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries, taken as a whole on a consolidated basis, will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due, and (iii) Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries, taken as a whole on a consolidated basis, will not have, or have access to, unreasonably small capital to carry on their respective businesses and the businesses in which they are about to engage. For the purposes of this Section 5.20(c), a reasonable estimate of the probable amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

5.21        Related Party Transactions. Except as set forth in the Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any Subsidiary of Parent, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of Parent, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

5.22        Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances and each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.23        Environmental Matters. Except as would not reasonably be expected to have, individually in the aggregate, a Parent Material Adverse Effect: (a) Parent and its Subsidiaries and their respective operations and assets are, and have been since December 31, 2017, in compliance with Environmental Laws; (b) Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws; (c) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned or operated by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any of their respective predecessors, that could reasonably be expected to result in liability to Parent or any of its Subsidiaries; and (d) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling.

5.24        Quality and Safety of Products. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has, since the Applicable Date through the date of this Agreement, received written notice in connection with any product sold, produced or distributed by or on behalf of Parent or any of its Subsidiaries of any claim or allegation against Parent or any of its Subsidiaries, or been a party to, subject to or threatened in writing with, any Proceeding against Parent or any of its Subsidiaries as a result of manufacturing, storage, quality, packaging or labeling of any product produced, sold or distributed by or on behalf of Parent or any of its Subsidiaries. Since the Applicable Date, there has not been, nor is there under consideration by Parent or any of its Subsidiaries (or, to the knowledge of Parent, any other party) any recall or post-sale warning of a material nature concerning any product sold, produced or distributed by or on behalf of Parent or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.25        Compensation; Benefits. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions would, either alone or in combination with any other event, (i) entitle any employee of Parent or its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of, compensation due to any such employee or (iii) entitle any third party (including any labor organization or Governmental Entity) to any payments under any collective bargaining agreement or other agreement with any labor union or like organization that Parent or any of its Subsidiaries is a party to or otherwise bound by. To the knowledge of Parent, no allegations of sexual harassment have been made against any current or former officer or director of Parent, other than any such allegations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in the last two years, neither Parent nor any of the Affiliates have been involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former officer or director of the Parent.

5.26        No Additional Representations.

(a)            Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.26 shall limit the Company’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this Article V.

(b)           Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

Article VI
COVENANTS AND AGREEMENTS

6.1          Conduct of Company Business Pending the Merger.

(a)            Except as set forth on Section 6.1(a) of the Company Disclosure Letter, as expressly permitted, contemplated or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), and except for actions taken (or not taken) in good faith (and following prior consultation with Parent and reasonable consideration of Parent’s comments and recommendations) in order to respond to the COVID-19 pandemic or COVID-19 Measures, the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees, and preserve its existing relationships with its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a) unless such action would constitute a breach of such other provision.

(b)           Except as set forth on the corresponding subsection of Section 6.1(b) of the Company Disclosure Letter, as expressly permitted, contemplated or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), and except for actions taken (or not taken) in good faith in order to respond to the COVID-19 pandemic or COVID-19 Measures, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit any of its Subsidiaries to:

(i)             (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (x) dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company; and (y) cash dividends payable to the holders of Company Preferred Stock pursuant to the Certificate of Designations; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except (i) any such transaction involving only wholly owned Subsidiaries of the Company, (ii) as required by the terms of any capital stock or equity interest of a Subsidiary existing and set forth on Section 6.1(b)(i) of the Company Disclosure Letter or (iii) to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any Company Restricted Stock Awards, Company Options, or Company PSU Awards outstanding as of the date hereof, in accordance with the terms of the Company Stock Plans and applicable award agreements;

(ii)            offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, or otherwise permit to become outstanding, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or exercise of any Company Options, Company Restricted Stock Awards or Company PSU Awards outstanding on the date hereof in accordance with the terms of the Company Stock Plans and applicable award agreements; (B) the delivery of Company Common Stock upon the conversion of or dividends payable with respect to the Company Preferred Stock in accordance with the terms of the Company Preferred Stock and as permitted by this Agreement and the Voting Agreement; and (C) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company;

(iii)           (A) amend or propose to amend the Company’s Organizational Documents or (B) amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than, in the case of the Company’s Subsidiaries, ministerial or immaterial changes);

(iv)          (A) merge, consolidate, combine or amalgamate with any Person other than transactions solely between wholly-owned Subsidiaries of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, securities, property or business or any corporation, partnership, association or other business organization or division thereof, in each case, except for (i) acquisitions for which the consideration (including future payment obligations) is less than $1,000,000 individually or $2,000,000 in the aggregate for all such transactions, (ii) acquisitions of inventory, equipment or other goods in the ordinary course of business consistent with past practice or (iii) capital expenditures (which are addressed in Section 6.1(b)(xiv));

(v)           sell, lease, transfer, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties (in each case, other than Company Intellectual Property, which is addressed in Section 6.1(b)(xvii); other than (i) sales, leases, or dispositions for which the consideration is less than $2,000,000 in the aggregate, (ii) sales of inventory, equipment or other goods in the ordinary course of business consistent with past practice, (iii) sales of obsolete assets in the ordinary course of business consistent with past practice or (iv) discontinuations of products that are not material, individually or in the aggregate, to the Company or its Subsidiaries, taken as a whole;

(vi)          authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of the Company or as expressly permitted pursuant to Section 6.3;

(vii)         change in any material respect their material financial accounting principles, practices or methods, except as required by changes in GAAP or applicable Law;

(viii)        make (other than in the ordinary course of business consistent with past practice), change or revoke any material election relating to Taxes, change an annual Tax accounting period, adopt (other than in the ordinary course of business consistent with past practice) or change any Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to material Taxes, settle or compromise any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries;

(ix)           except as required by applicable Law or pursuant to the terms of any Company Plan as in effect as of the date hereof, (A) grant any increases in the compensation or benefits payable or to be provided to any of its current or former directors, officers, employees or other service providers, (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits, (C) grant any new equity-based awards or amend or modify the terms of any outstanding equity-based awards, (D) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued (to the extent required to be accrued in accordance with GAAP) and unpaid bonuses or other cash incentive compensation pursuant to any Company Plan as in effect on the date hereof and in the ordinary course of business consistent with past practice), (E) pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Company Plan existing as of the date hereof, (F) enter into any new, or amend any existing, employment or severance or termination agreement with any current or former director, officer, employee or other service provider, (G) establish any Company Plan which was not in existence prior to the date of this Agreement, or amend or terminate any Company Plan in existence on the date of this Agreement, other than de minimis administrative amendments that do not result in increased costs to the Company, (H) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) (x) an executive officer, (y) at the level of Senior Vice President or above, and/or (z) chief executive officer, president or chief financial officer of a business unit, (I) terminate the employment of any employee or other service provider (who is a natural person) who is (x) an executive officer, (y) at the level of Senior Vice President or above, and/or (z) chief executive officer, president or chief financial officer of a business unit, other than for cause, (J) enter into, amend or terminate any collective bargaining agreement or other labor agreement or (K) cause or consummate any “plant closing” or “mass layoff” (in each case as defined by the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or other terminations of employees that would create any obligations upon or liabilities for the Company or any Subsidiary under the WARN Act or similar state or local Laws;

(x)            redeem, repurchase, repay, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), or create any Encumbrances (other than Permitted Encumbrances) on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness, except for (A) the incurrence of any Indebtedness solely among the Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of the Company, which Indebtedness is incurred in the ordinary course of business consistent with past practice and so long as there is no financial, Tax or other effect of such incurrence that is adverse to the Company and its Subsidiaries, taken as a whole, (B) guarantees by the Company of Indebtedness of wholly owned Subsidiaries of the Company or guarantees by wholly owned Subsidiaries of the Company of Indebtedness of the Company or any other wholly owned Subsidiary of the Company, which Indebtedness is incurred in the ordinary course of business consistent with past practice and in compliance with this clause (x), (C) borrowings and repayments with respect to revolving loans borrowed under the Company Credit Agreement (as in effect as of the date hereof) in the ordinary course of business. provided that the aggregate principal amount of revolving loans outstanding thereunder does not exceed $165,000,000 at any time and (D) borrowings and repayments with respect to any capital leases, Company credit card accounts and other Indebtedness, in each case of this clause (D) in the ordinary course of business consistent with past practice not in excess of an aggregate amount equal to $2,000,000 at any time outstanding for all amounts outstanding under this clause (D) taken together;

(xi)           other than in the ordinary course of business consistent with past practice, (A) enter into any contract (including by amendment of any contract that is not a Company Contract such that such contract becomes a Company Contract) that would be a Company Contract if it were in effect on the date of this Agreement or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract, except for expirations of any such Company Contracts in the ordinary course of business consistent with past practice in accordance with the terms of such Company Contracts;

(xii)          cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries having in each case a value in excess of $1,000,000 in the aggregate;

(xiii)         commence, waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) other than (A) the settlement of such proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount not exceeding $1,000,000 in the aggregate and (B) such settlements as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law;

(xiv)         make or commit to make any capital expenditures in any calendar quarter that exceed the applicable ratable portion of the annual budgeted amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget set forth in Section 6.1(b)(xiv) of the Company Disclosure Letter (the “Budget”), except any such capital expenditures (A) not to exceed $2,500,000 in the aggregate during any quarter or (B) paid for by any unused portion of the Budget for prior quarters;

(xv)          enter into any new line of business, or materially change the types or categories of merchandise sold or offered for sale by the Company or any of its Subsidiaries;

(xvi)         materially reduce its amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xvii)        sell, lease, transfer, assign, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, assign, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or abandon or permit to lapse, any material Company Intellectual Property; other than nonexclusive licenses of Company Intellectual Property entered into in the ordinary course of business consistent with past practice;

(xviii)       make any material loans, advances or capital contributions to, or investments in, any other person or entity, other than any wholly-owned Subsidiary of the Company; or

(xix)         agree or commit to take any action that is prohibited by this Section 6.1(b).

6.2          Conduct of Parent Business Pending the Merger.

(a)            Except as set forth on Section 6.2(a) of the Parent Disclosure Letter, as expressly permitted, contemplated or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), and except for actions taken (or not taken) in good faith (and following prior consultation with the Company and reasonable consideration of the Company’s comments and recommendations) in order to respond to the COVID-19 pandemic or COVID-19 Measures, Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this Section 6.2(a) unless such action would constitute a breach of such other provision.

(b)           Except as set forth on the corresponding subsection of Section 6.2(b) of the Parent Disclosure Letter, as expressly permitted, contemplated or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), and except for actions taken (or not taken) in good faith in order to respond to the COVID-19 pandemic or COVID-19 Measures, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to:

(i)             (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (y) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent; (B) split, combine or reclassify any capital stock of, or other equity interests in Parent; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, other than (i) any such transaction involving only wholly owned Subsidiaries of Parent, (ii) to satisfy any applicable Tax withholding in connection with the exercise of any options, or the vesting or settlement of any Parent equity awards issued in the ordinary course of business in accordance with the terms of the Parent Stock Plans and applicable award agreements, (iii) any transaction that would require an adjustment to the Merger Agreement pursuant to Section 3.1(c) and for which the proper adjustment is made or (iv) as required by the terms of any capital stock or equity interest of a Subsidiary existing and referenced on Section 6.1(b)(ii) of the Parent Disclosure Letter;

(ii)            offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, or otherwise permit to become outstanding, any capital stock of, or other equity interests in, Parent or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the vesting, exercise or lapse of any restrictions on any awards granted under Parent Stock Plans and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Stock Plans in the ordinary course of business consistent with past practice; and (C) the issuance of Parent Common Stock pursuant to the Parent ESPP in the ordinary course of business consistent with past practice;

(iii)           amend or propose to amend Parent’s Organizational Documents or the Organizational Documents of any of Parent’s Subsidiaries in any way that would prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions or would discriminate against holders of Company Capital Stock relative to other stockholders of Parent;

(iv)          authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of Parent’s Subsidiaries, other than, in each case, in connection with a Parent Permitted Acquisition or involving only wholly owned subsidiaries of Parent;

(v)           change in any material respect their material financial accounting principles, practices or methods, except as required by changes in GAAP or applicable Law;

(vi)          sell, lease, transfer, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties, in each case, other than as would not prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions;

(vii)         other than in connection with a Parent Permitted Acquisition, (A) merge, consolidate, combine or amalgamate with any Person other than transactions solely between wholly-owned Subsidiaries of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets of any corporation, partnership, association or other business organization or division thereof;

(viii)        make any material loans, advances or capital contributions to, or investments in, any other person or entity, other than any wholly-owned Subsidiary of Parent; or

(ix)           agree or commit to take any action that is prohibited by this Section 6.2(b).

6.3          No Solicitation by the Company.

(a)            Except as expressly permitted by this Section 6.3, the Company shall not, and shall cause its controlled Affiliates and its and their directors and officers not to, and shall use its reasonable best efforts to cause its and their other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction (other than discussions solely to clarify whether any proposal or offer constitutes a Company Alternative Transaction), or (ii) participate in any discussions or negotiations, or knowingly cooperate with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction (other than to state that the terms of this provision prohibit such discussions or negotiations or discussions solely to clarify whether such proposal or offer constitutes an Company Alternative Transaction); provided that, if, at any time prior to obtaining the Company Stockholder Approval, the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that any such proposal that did not result from a breach of this Section 6.3 (other than any breach that is immaterial in scope and effect) constitutes or would reasonably be expected to lead to a Company Superior Proposal, subject to compliance with Section 6.3(c) (other than any non-compliance that is immaterial in scope and effect), the Company, its controlled Affiliates and its and their Representatives may (A) furnish information with respect to the Company and its Affiliates to the person (or group of persons) making such proposal (and its Representatives) (provided that all such information has previously been made available to Parent or is made available to Parent prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing confidentiality terms no less restrictive in any material respect than the terms of the Confidentiality Agreement and that does not prohibit compliance with the terms of this Section 6.3, and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its Representatives. For purposes of this Agreement, “Company Alternative Transaction” means any of (1) a transaction or series of transactions pursuant to which any person (or group of persons) other than Parent and its Subsidiaries (such person (or group of persons), a “Company Third Party”), or the direct or indirect stockholders of such Company Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities, including, for the avoidance of doubt, shares of Company Preferred Stock) representing more than 20% or more of the equity or voting power of the Company (or the resulting company) (in the case of any such convertible or exchangeable security, on a fully diluted basis), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, assets or businesses of Company or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries taken as a whole, (3) any transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Company and any entity surviving any merger or combination including any of them) of Company or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries taken as a whole, or (4) any disposition of assets to a Company Third Party representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries, taken as a whole. For purposes of this Agreement, a “Company Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Company Third Party after the date of this Agreement to enter into a Company Alternative Transaction (with all references to 20% in the definition of Company Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of this Section 6.3 (other than any breach that is immaterial in scope and effect), (B) is on terms that the Company Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be superior from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement, taking into account any changes to this Agreement that may be proposed by Parent in response to such proposal to enter into a Company Alternative Transaction, the identity of the person making such proposal to enter into a Company Alternative Transaction and such other factors as the Company Board considers to be appropriate or relevant, including the timing, likelihood of consummation, financial, regulatory, legal and other aspects of such proposal, and (C) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition.

(b)           Except as permitted by this Section 6.3(b) or Section 6.3(d), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Parent, the Company Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction, (iii) fail to include in the Joint Proxy Statement the Company Board Recommendation, or (iv) fail to, within ten (10) Business Days after the commencement of a tender or exchange offer relating to shares of Company Capital Stock, recommend rejection of such tender or exchange offer or to reaffirm the Company Board Recommendation (any action or failure to act in clauses (i) through (iv) being referred to as a “Company Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Company Stockholder Approval, the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that it has received a Company Superior Proposal that was not solicited, initiated, knowingly encouraged or knowingly facilitated or otherwise procured in violation of this Section 6.3(a) (other than any violation that is immaterial in scope and effect), the Company Board may effect a Company Recommendation Change or terminate this Agreement pursuant to Section 8.1(g) if (A) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) the Company has notified Parent in writing that it intends to take such action, (C) the Company has provided Parent with a copy of the proposed definitive agreements between the Company and the person making such Company Superior Proposal, and the identity of the person making such Company Superior Proposal, (D) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 6.3(b), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under applicable Law of the Company Board (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-Business Day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law. Neither the Company Board nor any committee thereof shall cause or permit the Company or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Company Alternative Transaction (other than a confidentiality agreement referred to in Section 6.3(a)).

(c)           In addition to the obligations of the Company set forth in Section 6.3(a) and Section 6.3(b), the Company shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise Parent in writing of any request for information or proposal relating to a Company Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto within twenty-four (24) hours of any such changes) and the identity of the person making such request or proposal. The Company shall (i) keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between the Company or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal or any of its Representatives, on the other hand, in each case that describes or contains any such request or proposal.

(d)          Other than in connection with a Company Alternative Transaction or a Company Superior Proposal (which shall be subject to Section 6.3(b) and shall not be subject to this Section 6.3(d)), prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 6.3(b), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Recommendation Change (under clause (i) or (iii) of Section 6.3(b)) pursuant to this Section 6.3(d) (which notice shall include a description of the Company Intervening Event and the related relevant facts and circumstances in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 6.3(d), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under applicable Law of the Company Board (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4)-Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law. The term “Company Intervening Event” means an Effect that was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board on the date of this Agreement), which Effect, becomes known to the Company Board prior to the Company Stockholder Approval being obtained; provided, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Alternative Transaction, or any matter relating thereto or consequence thereof, constitute a Company Intervening Event.

(e)          Nothing contained in this Section 6.3 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Company Recommendation Change shall be subject to the provisions of Section 6.3(b).

(f)           From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted prior to the execution of this Agreement by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Alternative Transaction (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL). Within one (1) Business Day of the date of this Agreement the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that would constitute a Company Alternative Transaction and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries previously furnished to such Person. The Company will immediately terminate any physical and electronic data access related to any such potential Company Alternative Transaction previously granted to such Persons.

(g)          During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Alternative Transaction, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action.

6.4         No Solicitation by Parent.

(a)          Except as expressly permitted by this Section 6.4, Parent shall not, and shall cause its controlled Affiliates and its and their directors and officers not to, and shall use its reasonable best efforts to cause its and their other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Parent Alternative Transaction (other than discussions solely to clarify whether any proposal or offer constitutes a Parent Alternative Transaction), or (ii) participate in any discussions or negotiations, or knowingly cooperate with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Parent Alternative Transaction (other than to state that the terms of this provision prohibit such discussions or negotiations or discussions solely to clarify whether such proposal or offer constitutes a Parent Alternative Transaction); provided that, if, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board determines in good faith (after consultation with its outside counsel and financial advisors) that any such proposal that did not result from a breach of this Section 6.4 (other than any breach that is immaterial in scope and effect) constitutes or constitutes or would reasonably be expected to lead to a Parent Superior Proposal, subject to compliance with Section 6.4(c) (other than any non-compliance that is immaterial in scope and effect), Parent, its controlled Affiliates and its and their Representatives may (A) furnish information with respect to Parent and its Affiliates to the person (or group of persons) making such proposal (and its Representatives) (provided that all such information has previously been made available to the Company or is made available to the Company prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing confidentiality terms no less restrictive in any material respect than the terms of the Confidentiality Agreement and that does not prohibit compliance with the terms of this Section 6.4, and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its Representatives. For purposes of this Agreement, “Parent Alternative Transaction” means any of (1) a transaction or series of transactions pursuant to which any person (or group of persons) other than the Company and its Subsidiaries (such person (or group of persons), a “Parent Third Party”), or the direct or indirect stockholders of such Parent Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of Parent Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% or more of the equity or voting power of Parent (or the resulting company), in each case, on a fully diluted basis, (2) a merger, consolidation, share exchange or similar transaction pursuant to which any Parent Third Party acquires or would acquire, directly or indirectly, assets or businesses of Parent or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Parent and its Subsidiaries taken as a whole, (3) any transaction pursuant to which any Parent Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Parent and any entity surviving any merger or combination including any of them) of Parent or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Parent and its Subsidiaries taken as a whole, or (4) any disposition of assets to a Parent Third Party representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Parent and its Subsidiaries, taken as a whole. For purposes of this Agreement, a “Parent Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Parent Third Party after the date of this Agreement to enter into a Parent Alternative Transaction (with all references to 20% in the definition of Parent Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of this Section 6.4 (other than any breach that is immaterial in scope and effect), (B) is on terms that the Parent Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be superior from a financial point of view to Parent’s stockholders than the transactions contemplated by this Agreement, taking into account any changes to this Agreement that may be proposed by Parent in response to such proposal to enter into a Parent Alternative Transaction, the identity of the person making such proposal to enter into a Parent Alternative Transaction and such other factors as the Parent Board considers to be appropriate or relevant, including the timing, likelihood of consummation, financial, regulatory, legal and other aspects of such proposal, and (C) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition.

(b)          Except as permitted by this Section 6.4(b) or Section 6.4(d), neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to the Company, the Parent Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Parent Alternative Transaction, (iii) fail to include in the Joint Proxy Statement the Parent Board Recommendation or (iv) fail to, within ten (10) Business Days after the commencement of a tender or exchange offer relating to shares of Parent Common Stock, recommend rejection of such tender or exchange offer or to reaffirm the Parent Board Recommendation (any action or failure to act in clauses (i) through (iv) being referred to as a “Parent Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Parent Stockholder Approval, the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that it has received a Parent Superior Proposal that was not solicited, initiated, knowingly encouraged or knowingly facilitated or otherwise procured in violation of this Section 6.4(a) (other than any violation that is immaterial in scope and effect), the Parent Board may effect a Parent Recommendation Change or terminate this Agreement pursuant to Section 8.1(h) if (A) the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) Parent has notified the Company in writing that it intends to take such action, (C) Parent has provided the Company with a copy of the proposed definitive agreements between Parent and the person making such Parent Superior Proposal, and the identity of the person making such Parent Superior Proposal, (D) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 6.4(b), Parent shall have discussed and negotiated in good faith and made Parent’s Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with the Company’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under applicable Law of the Parent Board (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from Parent to the Company and (II) the expiration of the original four (4)-Business Day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Parent Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law. Neither the Parent Board nor any committee thereof shall cause or permit Parent or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Parent Alternative Transaction (other than a confidentiality agreement referred to in Section 6.4(a)).

(c)           In addition to the obligations of Parent set forth in Section 6.4(a) and Section 6.4(b), Parent shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise the Company orally and in writing of any request for information or proposal relating to a Parent Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto within twenty-four (24) hours of any such changes) and the identity of the person making such request or proposal. Parent shall (i) keep the Company reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to the Company as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between Parent or its Subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal or any of its Representatives, on the other hand, in each case that describes or contains any such request or proposal.

(d)          Other than in connection with a Parent Alternative Transaction or a Parent Superior Proposal (which shall be subject to Section 6.4(b) and shall not be subject to this Section 6.4(d)), prior to obtaining the Parent Stockholder Approval, the Parent Board may, in response to a Parent Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 6.4(b), only if (i) the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has notified the Company in writing that it intends to effect such a Parent Recommendation Change (under clauses (i) or (iii) of Section 6.4(b)) pursuant to this Section 6.4(d) (which notice shall include a description of the Parent Intervening Event and the related relevant facts and circumstances in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 6.4(d), Parent shall have discussed and negotiated in good faith and made Parent’s Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with the Company’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under applicable Law of the Parent Board (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from Parent to the Company and (B) the expiration of the original four (4)-Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law. The term “Parent Intervening Event” means an Effect that was not known or reasonably foreseeable to the Parent Board on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Parent Board on the date of this Agreement), which Effect becomes known to the Parent Board prior to the Parent Stockholder Approval being obtained; provided, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Parent Alternative Transaction, or any matter relating thereto or consequence thereof, constitute a Parent Intervening Event.

(e)          Nothing contained in this Section 6.4 shall prohibit Parent from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; or (ii) issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Parent Recommendation Change shall be subject to the provisions of Section 6.4(b).

(f)           From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted prior to the execution of this Agreement by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Alternative Transaction (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL). Within one (1) Business Day of the date of this Agreement Parent shall deliver a written notice to each Person that has received non-public information regarding Parent within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with Parent for purposes of evaluating any transaction that would constitute a Parent Alternative Transaction and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Parent and any of its Subsidiaries previously furnished to such Person. Parent will immediately terminate any physical and electronic data access related to any such potential Parent Alternative Transaction previously granted to such Persons.

(g)          During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law, Parent may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Alternative Transaction, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

6.5            Preparation of Joint Proxy Statement and Registration Statement.

(a)            Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be promptly filed with the SEC (i) a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Capital Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting and (ii) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)          Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c)          If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and Parent.

6.6         Stockholders Meetings.

(a)          The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held, subject to Section 6.3, as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the date on which the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.3, the Joint Proxy Statement shall include the Company Board Recommendation. Except as permitted by Section 6.3, the Company shall use reasonable best efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and, with Parent’s consent, such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call any special meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(b)            Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held, subject to Section 6.4, as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the date on which the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.4, the Joint Proxy Statement shall include the Parent Board Recommendation and the Parent Board shall use reasonable best efforts to solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and, with the Company’s consent, such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Without the prior written consent of the Company or as required by applicable Law, (i) approval of the Parent Stock Issuance shall be the only matter (other than matters of procedure) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting and Parent shall not submit any other proposal to such stockholders in connection with the Parent Stockholders Meeting (including any proposal inconsistent with the approval of the Parent Stock Issuance or the consummation of the Transactions) and (ii) Parent shall not call any special meeting of the stockholders of Parent other than the Parent Stockholders Meeting.

(c)            The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day.

(d)            Without limiting the generality of the foregoing, each of the Company and Parent agrees that its obligations to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Recommendation Change or a Parent Recommendation Change, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Alternative Transaction or Parent Alternative Transaction or other proposal (including, as applicable, a Company Superior Proposal or Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e)            Promptly after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub.

6.7	Access to Information.

(a)            Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors and officers and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company and Parent each shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company or Parent, as applicable, and their respective Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the requesting Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the requesting Party. The requesting Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)            no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information at the requesting Party’s cost and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)            no Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)            the foregoing provisions of this Section 6.7 shall not permit any Party or its Affiliates or Representatives to conduct any environmental sampling in respect of any property owned or leased by the other Party or any of its Affiliates;

(iv)            for so long as any applicable COVID-19 Measures are in effect, the Company or Parent, as applicable, shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to provide access to the requesting Party and its Affiliates and Representatives under this Section 6.7 through virtual or other remote means, if physical access is not possible, unsafe, or otherwise prohibited by applicable Law; and

(v)            no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein.

(b)            The Confidentiality Agreement dated as of March 14, 2021 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder; provided that the Parties acknowledge that paragraph seven of the Confidentiality Agreement shall not prohibit the consummation of the Transactions.

6.8	HSR and Other Approvals.

(a)            Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) through 6.8(d), and not this Section 6.8(a), shall apply, as promptly as reasonably practicable following the execution of this Agreement, the Parties shall prepare and file with the appropriate Governmental Entities and other third parties and use reasonable best efforts to obtain all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary or advisable in order to consummate the Transactions. Notwithstanding the foregoing, except as required by Sections 6.8(b) through (d) (which shall govern filings, notifications and efforts relating to Antitrust Laws), and any authorizations, consents, notifications, certifications, registrations, declarations and filings that are conditions to the consummation of the Merger, in no event shall either the Company or Parent or any of their respective Affiliates be required to (and the Company shall not, without the prior written consent of Parent) pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Joint Proxy Statement). None of Parent, the Company or any of their respective Affiliates shall agree to any timing agreements, actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the Company or Parent, as applicable (which consent, subject to Sections 6.8(b) and 6.8(d), shall not be unreasonably conditioned, withheld or delayed).

(b)            Each of Parent and the Company shall, in consultation with the other Party, use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement (and in the case of their respective filings under the HSR Act, within ten (10) Business Days after the date of this Agreement), all notices, reports and other documents required to be filed by such party under the HSR Act or with any Governmental Entity set forth on Section 7.1(b) of the Parent Disclosure Letter with respect to the Merger and the other transactions contemplated by this Agreement and the Preferred Stock Purchase Agreement, and to submit as promptly as reasonably practicable any additional information requested by such Governmental Entity, and will not withdraw any such filings or applications without the prior written consent of the other Party. Each of Parent and the Company shall (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (ii) promptly inform the other of any such filing, submission or other document and of any communication with or from any Governmental Entity or any official, representative or staff thereof regarding the transactions contemplated by this Agreement and the Preferred Stock Purchase Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity or any official, representative or staff thereof or in connection with any Proceeding initiated by a Governmental Entity or private party in respect of any Antitrust Laws, including promptly notifying the other Party of any such investigation, inquiry or Proceeding, and consulting in advance before making any presentations or submissions to a Governmental Entity or any official, representative or staff thereof, or, in connection with any Proceeding initiated by a private party in respect of any Antitrust Laws, to any other person. In addition, each of the Company and Parent shall promptly inform and consult with the other in advance of any meeting, conference or communication with any Governmental Entity or any official, representative or staff thereof, or, in connection with any Proceeding by a private party in respect of any Antitrust Laws, with any other person, and to the extent not prohibited by applicable Law or by the applicable Governmental Entity or other person, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Entity or any official, representative or staff thereof or such other person in respect of the transactions contemplated by this Agreement and/or by the Preferred Stock Purchase Agreement without the other Party unless it reasonably consults with the other Party in advance and gives the other Party a reasonable opportunity to attend and participate therein, and in the event one Party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such Party apprised with respect thereto. Each of the Company and Parent shall promptly furnish to the other copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or any official, representative or staff thereof (or any other person in connection with any Proceeding initiated by a private party in respect of any Antitrust Laws), on the other hand, with respect to the transactions contemplated by this Agreement or the Preferred Stock Purchase Agreement, and in the case of any written communications with any Governmental Entity set forth on Section 7.1(b) of the Parent Disclosure Letter, each Party shall copy the other Party on all such written communications. Each of the Company and Parent may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of a Party and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c)            The Parties shall consult and cooperate in all respects with each other, and consider in good faith the views of the other Party with respect to obtaining all consents, approvals, licenses, permits, waivers, orders and authorizations necessary to consummate the transactions contemplated by this Agreement and the Preferred Stock Purchase Agreement, including the Merger.

(d)            Each of Parent and, if requested by Parent, the Company, along with their respective Subsidiaries and Affiliates, shall take any and all actions and steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity or private party and otherwise to satisfy any closing conditions relating to any Antitrust Law contained in this Agreement so as to enable the consummation of the Transactions as promptly as practicable, and in any event prior to the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, giving undertakings in lieu or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to Parent’s or any of its Affiliates’ ability to own or operate any assets, properties, contracts, businesses or product lines of Parent or any of its Affiliates or any assets, properties, contracts, businesses or product lines of the Company or any of its Affiliates (individually or collectively, “Remedial Actions”) and (ii) in the event that any permanent or preliminary injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order (an “Order”) in any Proceeding by or with any Governmental Entity is entered or becomes reasonably foreseeable to be entered that would make consummation of the Transactions unlawful or that would otherwise prevent or delay consummation of the Transactions, taking any and all steps (including the posting of a bond, commencement, contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify or suspend such Order; provided that no Party shall be required pursuant to this Section 6.8 to commit to or effect any Remedial Action that is not conditioned upon the consummation of the Merger. The Company and Parent shall use reasonable best efforts to cooperate with each other and work in good faith to develop the strategy relating to any Remedial Actions and in connection with the process of effecting (including negotiating or committing to effect) any Remedial Actions, including any divestiture process and any communications with potential divestiture buyers relating thereto. Notwithstanding anything in this Agreement to the contrary, Parent is not and will not be required to commit to or effect any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or any other Remedial Action contemplated by this Section 6.8(d) if any or all such Remedial Actions, in the aggregate would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries (including the Company and its Subsidiaries) from and after the Effective Time (but, for purposes of determining whether any effect is material, calculated as if Parent and its Subsidiaries from and after the Effective Time were collectively the same size as the Company and its Subsidiaries prior to the Effective Time) (a “Burdensome Condition”).

(e)            Each of the Parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

6.9	Employee Matters.

(a)            For the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), Parent shall provide to each individual who is employed by the Company or its Subsidiaries as of immediately prior to the Effective Time and who remains employed by Parent or its Subsidiaries (a “Company Employee”), for so long as such Company Employee remains employed by Parent or its Subsidiaries, (i) base salary or wage rate that is no less favorable than was provided to the Company Employee immediately prior to the Effective Time, (ii) target annual cash incentive opportunities and target annual equity incentive opportunities that, in the aggregate, are no less favorable than were provided to the Company Employee immediately prior to the Effective Time; provided that Parent may provide cash-based compensation in lieu of equity incentive compensation and (iii) employee benefits (excluding defined benefit pension, retiree medical, severance, retention and change in control benefits) that are no less favorable in the aggregate than the employee benefits (excluding defined benefit pension, retiree medical, severance, retention and change in control benefits) provided to the Company Employee immediately prior to the Effective Time; provided that Parent may reduce any element of such Company Employee’s compensation, compensation opportunity, or benefits to the extent that such reduction applies on a uniform basis to other similarly situated employees of Parent and is implemented as a result of extraordinary circumstances impacting Parent. Without limiting the generality of the foregoing, subject to any applicable release of claims requirements, Parent shall provide each Company Employee whose employment is involuntarily terminated during the Continuation Period, severance benefits that are no less favorable than the severance benefits (if any) that would have been payable to such Company Employee under the Company Plan set forth on Section 6.9(a) of the Company Disclosure Letter as in effect on the date hereof.

(b)            From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, credit the Company Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits, frozen or grandfathered plan, or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing Date.

(c)            From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, with respect to each Company Employee who becomes eligible to participate in a Parent Plan that is a group health plan, (i) waive any limitation on coverage of such Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under such Parent Plan to the extent such Company Employee and his or her eligible dependents were covered under a comparable Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements were satisfied or waived under such Company Plan and (ii) to the extent that such eligibility commences during the plan year in which the Closing Date occurs, give such Company Employee credit under such Parent Plan for such plan year towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made under a comparable Company Plan, in each case, to the extent permitted by the applicable insurance plan provider.

(d)            If the Effective Time occurs prior to the date in 2022 that annual bonus payments in respect of calendar year 2021 are paid to employees of the Company and its Subsidiaries in the ordinary course of business consistent with past practice pursuant to the Company’s annual cash bonus plans listed on Section 6.9(d) of the Company Disclosure Letter (the “Annual Cash Bonus Plan”) and any such payment, an “Annual Cash Bonus”), then Parent shall pay to each Company Employee who participates in the Annual Cash Bonus Plan and (i) remains actively employed through the last day of calendar year 2021 or (ii) experiences a Qualifying Termination of employment prior to the last day of calendar year 2021, an Annual Cash Bonus in respect of calendar year 2021 pursuant to the Annual Cash Bonus Plan with performance deemed achieved at 100% of the target level. “Qualifying Termination” shall have the meaning set forth on Section 6.9(d) of the Company Disclosure Letter.

(e)            Prior to the Effective Time, if requested by Parent in writing at least five Business Days prior to the Effective Time, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, with the form of such termination documents subject to the prior review and comment of Parent (which comments shall be considered in good faith by the Company). To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Company Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries on the day after the Closing Date, and such Company Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or its Subsidiaries.

(f)            Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent, the Surviving Corporation or any of their Affiliates (i) from amending or terminating any of their respective Employee Benefit Plans or, after the Effective Time, any Company Plan in accordance with their terms or (ii) from terminating the employment of any Company Employee.

6.10	Indemnification; Directors’ and Officers’ Insurance.

(a)            Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding that constitutes Transaction Litigation is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve the Surviving Corporation from any obligations that it may have under this Section 6.10, except to the extent such failure materially prejudices Parent or the Surviving Corporation’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably conditioned, withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)            For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or any of its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely affect the rights thereunder of any Indemnified Person (or any employee of the Company, with respect to periods prior to the Effective Time) to indemnification, exculpation and advancement, except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors or officers existing and in effect prior to the date of this Agreement and set forth on Schedule 6.10(b) of the Company Disclosure Letter.

(c)            In furtherance of and not in limitation of Section 6.10(a) and Section 6.10(b), Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)            Prior to the Closing, the Company shall (and, if the Company is unable to, Parent and the Surviving Corporation will cause to be put in place as of the Closing and shall fully prepay immediately prior to the Closing) “tail” insurance policies with a claims period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope and containing terms and conditions at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)            In the event that Parent or the Surviving Corporation or any of its successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Indemnified Person pursuant to this Section 6.10, and his or her heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent or the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11         Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation, but excluding any Proceedings relating to (a) appraisal, which shall be governed by Section 3.4 and (b) Antitrust Laws, which shall be governed by Section 6.8 (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly as reasonably practicable notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation at Parent’s sole expense and shall consult regularly with Parent in good faith and give reasonable consideration to Parent’s advice with respect to such Transaction Litigation; provided, that the Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12         Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its directors, officers and employees and direct its other Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the day of announcement of the Merger (each of which, for the avoidance of doubt, shall be reasonably agreed upon by the Parties); provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees (provided, that prior to making any written communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication, the Company shall provide Parent a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith) and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Alternative Transaction or a Parent Alternative Transaction, as applicable, and matters related thereto or a Company Recommendation Change or Parent Recommendation Change, as applicable, other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13         Control of Business. Except with respect to Antitrust Laws as provided in (and governed by the requirements of) Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14         Reasonable Best Efforts; Notification.

(a)            Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws governed by Section 6.8), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b)            Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions).

6.15         Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.16         Stock Exchange Listing and Delistings. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.

6.17         Financing; Financing Cooperation.

(a)            Parent will use reasonable best efforts to obtain the Financing contemplated by the Debt Commitment Letter as of the date hereof in an amount, together with any available cash of the Parties and their respective Subsidiaries, sufficient to satisfy all Required Uses, on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) on the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the flex provisions contained in any related fee letter) or, subject to the Prohibited Financing Modifications, on other terms reasonably acceptable to Parent, and (iii) satisfy on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements that are applicable to Parent and within Parent’s control and complying with Parent’s obligations thereunder (or, if necessary or deemed advisable by Parent, seek the waiver of such conditions contained in such Debt Commitment Letter or such Definitive Agreements). Parent shall enforce its rights under the Debt Commitment Letter and the Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing sentence, in the event that all conditions contained in the Debt Commitment Letter or the Definitive Agreements (other than the consummation of the Merger) have been satisfied, Parent shall use its reasonable best efforts to cause the Financing Entities party to the Debt Commitment Letter to comply with their respective obligations thereunder, including to fund the Financing. Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company, permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (i) adds new or modifies any existing conditions to the consummation of all or any portion of the Financing, (ii) reduces the aggregate amount of the Financing, (iii) adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (iv) would otherwise reasonably be expected to prevent or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement on the Closing Date pursuant to the terms hereof (the foregoing clauses (i) through (iv), collectively, the “Prohibited Financing Modifications”). Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement (which may, in the case of fee letters, be redacted as to fees, yield or interest rate caps, original issue discount amounts, economic terms, flex terms and successful syndication level and other terms that are customarily redacted in connection with transactions of this type and would not in any event affect the conditionality, enforceability, availability or principal amount of the Financing). At the Company’s written and reasonable request, Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of Parent’s efforts to arrange such Financing. Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) would reasonably be expected to give rise to any material breach of or default under, the Debt Commitment Letter by a party thereto or any termination, withdrawal or rescission of the Debt Commitment Letter; provided that none of Parent or Merger Sub shall be required to disclose or provide any such information, the disclosure of which, in the judgement of Parent upon advice of outside counsel, is subject to attorney-client privilege; provided, further that, subject to not violating attorney-client privilege, Parent or Merger Sub shall notify the Company of the withholding thereof and use reasonable best efforts to provide an alternative means of disclosing or providing such information. In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent will (i) use reasonable best efforts to obtain alternative financing (in an amount sufficient, when taken together with the available portion of the Financing and any available cash of the Parties and their respective Subsidiaries, to satisfy the Required Uses) from the same or other sources that does not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Debt Commitment Letter (provided, that in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to pay any fees or any interest rates applicable to the Financing in excess of those contemplated by the Debt Commitment Letter and the Debt Fee Letter (including the flex provisions)) and (ii) promptly notify the Company of such unavailability and the reason therefor. Parent shall provide written notice to the Company no later than one (1) Business Day after the date on which a “Successful Syndication” (as defined in the Arranger Fee Letter) shall have occurred.

(b)            The Company shall use its reasonable best efforts, shall cause each of its Subsidiaries to use their reasonable best efforts, and shall use reasonable best efforts to cause its and their respective Representatives, to provide such customary assistance in connection with the arrangement of the Financing (which term, for purposes of this Section, shall include any alternative financing obtained by Parent in the event any portion of the Financing under the Debt Commitment Letter becomes unavailable) as is reasonably requested by Parent in writing and does not unreasonably interfere with the business and operations of the Company and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, such assistance in any event shall include:

(i)            using reasonable best efforts to assist with Parent’s preparation of customary confidential information memoranda and lender presentations;

(ii)            upon reasonable prior notice and at times and locations to be reasonably and mutually agreed, using reasonable best efforts to cause senior management of the Company to participate in, and assist with Parent’s preparation of, rating agency presentations, due diligence sessions, drafting sessions and a reasonable number of meetings with prospective lenders and ratings agencies; provided that such participation by senior management of the Company may be conducted by video conference at the Company’s option;

(iii)            delivery to Parent and its Financing Entities of all documentation and other information reasonably requested by the Financing Entities required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act (in any case at least four (4) business days prior to the Closing Date, to the extent requested in writing at least nine (9) days prior to the Closing Date);

(iv)            (A) delivery to Parent and its Financing Entities of the Required Information and (B) using reasonable best efforts to deliver to Parent and its Financing Entities any other information relating to the Company, its Subsidiaries or their businesses customary or reasonably necessary in connection with the Financing to the extent reasonably requested by Parent;

(v)            informing Parent if the Company shall have knowledge (A) of any facts that would likely require the restatement of any financial statements included in the information required by clause (iv) above for such financial statements to comply with GAAP or (B) that the information provided pursuant to clause (iv) above contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained therein not materially misleading under the circumstances under which such statements were made;

(vi)            assisting Parent with Parent’s preparation of pro forma financial information and pro forma financial statements specified in paragraph 6 of Exhibit C of the Debt Commitment Letter as in effect on the date hereof, including providing all historical financial information regarding the Company and its Subsidiaries required by Parent to permit Parent to prepare such pro forma financial statements;

(vii)           using reasonable best efforts to provide customary estimate, forecasts, projections and other forward-looking information regarding the future performance of the business of the Company and its Subsidiaries, in each case to the extent reasonably requested by Parent in connection with the Financing;

(viii)           using reasonable best efforts to provide customary bank authorization and representation letters;

(ix)            using reasonable best efforts to reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Financing;

(x)            using reasonable best efforts to cooperate with Parent’s legal counsel in connection with providing customary back-up certificates and factual information regarding any legal opinions that such legal counsel may be required to deliver in connection with the Financing; and

(xi)            using reasonable best efforts to cooperate with respect to due diligence in connection with the Financing, to the extent customary and reasonable.

(c)            The Company hereby consents to the customary use of all of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d)            Notwithstanding any other provision set forth herein or in any other agreement between the Company and Parent (or its Affiliates), the Company agrees that Parent and its Affiliates may share customary projections and other non-public information with respect to the Company and the Subsidiaries of the Company on a customary basis with its Financing Entities, and that Parent, its Affiliates and such Financing Entities may share such information with potential Financing Entities in connection with any marketing efforts in connection with the Financing; provided that the recipients of such written information agree to customary confidentiality arrangements (including through customary “click-through” confidentiality undertakings) which require such recipients to hold such information confidentially.

(e)            Notwithstanding any provision in this Section 6.17, the Company and its Subsidiaries shall not be required to take or permit the taking of any action pursuant to this Section 6.17 that: (1) would require the Company, its Subsidiaries or any Persons who are officers or directors of the Company or the any of its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement (other than customary authorization or representation letters as set forth in clause (b)(viii) above), (2) would cause any representation or warranty in this Agreement to be breached by the Company (unless Parent waives such breach prior to the Company or its Subsidiaries taking such action), (3) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing, in each case for which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement (or otherwise previously reimbursed), (4) would cause any director, officer or employee or equityholder of the Company or any of its Subsidiaries to incur any personal liability, (5) would conflict with the organizational documents of the Company or any of its Subsidiaries (as in effect on the date hereof) or any applicable Laws, subject to not violating such organizational documents or applicable Law, the Company shall notify Parent of the withholding thereof and use commercially reasonable efforts to provide an alternative means of disclosing or providing such information, (6) would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract existing as of the date hereof to which the Company or any of its Subsidiaries is a party, subject to not breaching any material existing contract, the Company shall notify Parent of the withholding thereof and use commercially reasonable efforts to provide an alternative means of disclosing or providing such information, (7) would require the Company, any of its Subsidiaries or any of their Representatives to provide access to or disclose information that is legally privileged (provided, however, that, subject to not violating attorney-client privilege, the Company shall notify Parent of the withholding thereof and use commercially reasonable efforts to provide an alternative means of disclosing or providing such information) or (8) would require the Company or any of its representatives to prepare any financial statements (other than the Required Information) that are not prepared in the ordinary course of its financial reporting practice. Nothing in this Section 6.17 shall require the Company’s legal counsel to provide any legal opinions in connection with the transactions contemplated by this Section 6.17.

(f)            Parent shall (i) promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses and attorney’s fees incurred by the Company or Subsidiaries of the Company in connection with providing the assistance contemplated by this Section 6.17 and (ii) indemnify and hold harmless the Company and the Subsidiaries of the Company and its and their respective directors, officers and employees (each, a “Financing Indemnitee”) from and against any and all liabilities, losses, damages, claims, costs, expenses, attorney’s fees, interest, awards, judgments and penalties actually suffered or incurred by any of them in connection with the Financing or any assistance provided by them pursuant to this Section 6.17, in each case other than to the extent any of the foregoing arises from (I) the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by, such Financing Indemnitee or (II) any information provided by or on behalf of the Company or any Subsidiaries of the Company that is disclosed and used in a manner consistent with this Agreement or that the Company has otherwise consented to.

(g)            Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 6.17 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b), unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at the Closing.

(h)            For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 6.17 represent the sole obligation of the Company (and its Representatives and Affiliates) with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Company Disclosure Letters) shall be deemed to expand or modify such obligations.

6.18         Treatment of Company Indebtedness. The Company shall, and shall cause each of its Subsidiaries to, deliver a customary notice of prepayment (provided that such prepayment shall be contingent upon the occurrence of the Closing unless otherwise agreed in writing by the Company) and otherwise to facilitate at or prior to the Effective Time the termination of all commitments outstanding under the Company Credit Agreement and the repayment in full of all obligations outstanding thereunder. In furtherance and not in limitation of the foregoing, the Company shall (A) use its reasonable best efforts to deliver to Parent at least two (2) business days prior to the Closing Date a draft payoff letter and (B) use its reasonable best efforts to cause the administrative agent under the Company Credit Agreement to deliver to Parent on the Closing Date, a fully executed payoff letter, in each case, with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type.

6.19         Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.20         Coordination of Quarterly Dividends. The Company and Parent shall coordinate to match the record and payment dates for the Company’s regular quarterly dividends (for any quarter in which the Company intends to pay a dividend) to the corresponding dates for Parent’s regular quarterly dividends for the applicable quarter (unless Parent shall not pay a dividend on any shares of Parent Common Stock in respect of such quarter).

Article VII
CONDITIONS PRECEDENT

7.1           Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)            Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)            Regulatory Approval. Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and any authorization or consent from a Governmental Entity required to be obtained with respect to the Merger as set forth on Section 7.1(b) of the Parent Disclosure Letter shall have been obtained and shall remain in full force and effect, in each case without the imposition, individually or in the aggregate, of a Burdensome Condition.

(c)            No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have issued, adopted, enacted or promulgated any order, decree, ruling, injunction or Law that is in effect (whether temporary, preliminary or permanent) restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or imposing, individually or in the aggregate, a Burdensome Condition (any such order, decree, ruling, injunction Law or other action, a “Relevant Legal Restraint”).

(d)            Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or pending or threatened in writing Proceedings seeking a stop order.

(e)            NASDAQ Listing. The shares of Parent Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NASDAQ, upon official notice of issuance.

7.2           Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1, Section 4.2, Section 4.3(a), Section 4.6(a) and Section 4.22 shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been so true and correct only as of such date or period of time); and (ii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been so true and correct only as of such date or period of time), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained in such representations and warranties as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)            Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability).

7.3           Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1, Section 5.2, Section 5.3(a), Section 5.6(a) and Section 5.17 shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been so true and correct only as of such date or period of time); and (ii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been so true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained in such representations and warranties as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)            Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability).

7.4           Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article VIII
TERMINATION

8.1           Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a)           by mutual written consent of the Company and Parent;

(b)           by either the Company or Parent:

(i)            if a Relevant Legal Restraint permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose breach of any obligation under this Agreement in any material respect shall have proximately caused or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)           if the Merger shall not have been consummated on or before 5:00 p.m. New York City time, on October 19, 2021 (such date and time, as it may be extended pursuant to the foregoing proviso, being the “End Date”); provided that if as of 5:00 p.m. on the End Date the condition to closing set forth in Section 7.1(b) or Section 7.1(c) (solely as it relates to an Antitrust Law) shall not have been satisfied (or, to the extent permissible, waived) but all conditions to Closing set forth in Article VII other than the conditions set forth in Section 7.1(b) and/or Section 7.1(c) shall have been satisfied or waived (other than any such conditions that by their terms are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date), then the End Date will be automatically extended, without any action on the part of any party to this Agreement, to 5:00 p.m. New York City time on January 19, 2022 (and if so extended, such date and time shall be the “End Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose breach of any obligation under this Agreement in any material respect shall have proximately caused or resulted in the failure of the Merger to occur on or before the End Date; or

(iii)          if (A) the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Stockholders Meeting (or, if the Company Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), or (B) the Parent Stockholder Approval shall not have been obtained upon a vote taken at the Parent Stockholders Meeting (or, if the Parent Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof); or

(c)           by Parent, if there has been a breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 7.2(a) or 7.2(b) would not be satisfied (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice of such breach by Parent to the Company or (ii) three (3) Business Days prior to the End Date); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 7.3(a) or 7.3(b) would not be satisfied);

(d)           by the Company, if there has been a breach by Parent of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 7.3(a) or 7.3(b) would not be satisfied (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice of such breach by the Company to Parent) or (ii) three (3) Business Days prior to the End Date); provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 7.2(a) or 7.2(b) would not be satisfied;

(e)           by Parent, prior to the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Recommendation Change (whether or not such Company Recommendation Change is permitted by this Agreement);

(f)            by the Company, prior to the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Recommendation Change (whether or not such Parent Recommendation Change is permitted by this Agreement);

(g)            by the Company, at any time prior to the receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.3; provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee; or

(h)            by Parent, at any time prior to the receipt of the Parent Stockholder Approval, in order for Parent to enter into a definitive agreement with respect to a Parent Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.4; provided that prior to or substantially concurrently with such termination, Parent pays or causes to be paid to the Company the Parent Termination Fee.

8.2            Notice of Termination; Effect of Termination.

(a)            A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and the applicable provision of this Agreement pursuant to which such termination is effected, and any termination shall be effective immediately upon delivery of any such valid written notice to the other Party.

(b)            In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party (or any of its Representatives or Affiliates) except to the extent provided in this Section 8.2, Section 6.7(b), and Section 8.3; provided, however, that notwithstanding anything to the contrary in this Agreement, (i) no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud, (ii) the provisions set forth in Article I, Section 8.2, Section 8.3 and Article X shall survive the termination of this Agreement and (iii) the Confidentiality Agreement shall not be affected by a termination of this Agreement.

8.3            Expenses and Other Payments.

(a)            Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)            If (i) Parent terminates this Agreement pursuant to Section 8.1(e) or (ii) either Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(A) at a time when Parent had the right to terminate this Agreement pursuant to Section 8.1(e), then in each case the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c)            If (i) the Company terminates this Agreement pursuant to Section 8.1(f)or (ii) either Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(B) at a time when the Company had the right to terminate this Agreement pursuant to Section 8.1(f), then in each case Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d)            If the Company terminates this Agreement pursuant to Section 8.1(g), then concurrently with and as a condition to the effectiveness of such termination, the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent.

(e)            If Parent terminates this Agreement pursuant to Section 8.1(h), then concurrently with and as a condition to the effectiveness of such termination, Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company.

(f)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(A), and on or before the date of the Company Stockholders Meeting a Company Alternative Transaction shall have been publicly announced or publicly disclosed and not been publicly withdrawn at least four (4) Business Days prior to the Company Stockholders Meeting or (B) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) and following the execution of this Agreement and on or before the date of any such termination a Company Alternative Transaction shall have been announced or publicly disclosed or otherwise communicated to the Company Board and not withdrawn at least four (4) Business Days prior to the date of such termination and (ii) within twelve (12) months after the date of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to a Company Alternative Transaction or consummates a Company Alternative Transaction (with any reference in the definition of Company Alternative Transaction to “20%” deemed to be a reference to “50%”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses, the Company shall pay Parent the Company Termination Fee (less any amount previously paid by the Company pursuant to Section 8.3(h)) in cash by wire transfer of immediately available funds to an account designated by Parent.

(g)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(B), and on or before the date of the Parent Stockholders Meeting a Parent Alternative Transaction shall have been publicly announced or publicly disclosed and not been publicly withdrawn at least four (4) Business Days prior to the Parent Stockholders Meeting or (B) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) and following the execution of this Agreement and on or before the date of any such termination a Parent Alternative Transaction shall have been announced or publicly disclosed or otherwise communicated to the Parent Board and not withdrawn at least four (4) Business Days prior to the date of such termination and (ii) within twelve (12) months after the date of such termination, Parent or any of its Subsidiaries enters into a definitive agreement with respect to a Parent Alternative Transaction) or consummates a Parent Alternative Transaction (with any reference in the definition of Parent Alternative Transaction to “20%” deemed to be a reference to “50%”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses, Parent shall pay the Company the Parent Termination Fee (less any amount previously paid by Parent pursuant to Section 8.3(i)) in cash by wire transfer of immediately available funds to an account designated by the Company.

(h)            If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iii)(A) (other than in a circumstance where the Company Termination Fee is payable), then the Company shall pay Parent the Parent Expenses by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(i)            If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iii)(B) (other than in a circumstance where the Parent Termination Fee is payable), then Parent shall pay the Company the Company Expenses by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(j)            In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee or more than one payment of Parent Expenses. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee or more than one payment of Company Expenses. If the Company receives the Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal on the date such payment was required to be made. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount set forth in this Section 8.3, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of Fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount set forth in this Section 8.3, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of Fraud or a Willful and Material Breach of any covenant, agreement or obligation.

Article IX
GENERAL PROVISIONS

9.1            Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2            Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Closing.

9.3            Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)            if to Parent or Merger Sub, to:

Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464
Attention:     Jacqueline H. Rice
E-mail:         jackie_rice@hermanmiller.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:     Adam O. Emmerich
                     Jenna E. Levine
E-mail:         AOEmmerich@wlrk.com
                     JELevine@wlrk.com

(ii)            if to the Company, to:

Knoll, Inc.
1235 Water Street
East Greenville, Pennsylvania 18041
Attention:     Michael A. Pollner
E-mail:         Michael_Pollner@knoll.com

with a required copy to (which copy shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:     Stephen M. Kotran
E-mail:          kotrans@sullcrom.com

9.4            Rules of Construction.

(a)            Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)            The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)            The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)            All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York City time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)            In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was previously made available in the online dataroom relating to the Transactions maintained by the Company or Parent, as applicable, prior to the execution of this Agreement.

9.5            Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format (or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.6            Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Clean Team Agreement, dated as of March 21, 2021, between Parent and the Company, the Voting Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. Except (a) as provided in Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Indemnified Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, (b) Section 9.13, and (c) from and after the Effective Time, for the right of the holders of Company Options, Company Restricted Stock Awards, Company PSU Awards and Specified Company PSU Awards to receive the amounts provided for in Section 3.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties and their stockholders. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with this Agreement and without notice or, subject to Section 9.6(c), liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, subject to Section 9.6(c), persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.7            Governing Law; Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8            Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10            Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.11            Amendment. This Agreement may be amended by the Parties at any time before or after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, but, after any such stockholder approval, no amendment shall be made which by law would require the further approval by the applicable stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.12            Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

9.13            Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of their controlled Affiliates hereby: (a) agrees that any Proceedings, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to this Agreement, the Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any Federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Proceedings to the exclusive jurisdiction of such court; (b) agrees that any such Proceeding shall be governed by and construed in accordance with the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document relating to the Financing; (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal or state court in the Borough of Manhattan, New York, New York; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceedings in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceedings brought against the Financing Parties in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees that none of the Financing Parties will have any liability to the Company or any Subsidiaries of the Company or any of their respective controlled Affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (g) agrees that (and each other Party hereto agrees that) the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.13, and that such provisions and the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

HERMAN MILLER, INC.

By:	/s/ Andi Owen
Name:	Andi Owen
Title:	President & CEO

HEAT MERGER SUB, INC.

By:	/s/ Jacqueline H. Rice
Name:	Jacqueline H. Rice
Title:	Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

KNOLL, INC.

By:	/s/ Andrew B. Cogan
Name:	Andrew B. Cogan
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A
Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. Notwithstanding anything to the contrary herein, “Affiliates” or “Representatives” of the Company shall not include Investindustrial Investment Holding SARL or Investindustrial VII L.P. (collectively, “Investindustrial”) or any of their respective direct or indirect operating or portfolio companies, including Furniture Investments S.à r.l., or any investment funds or vehicles, investee companies, trustees, sponsors, partners or managers of Investindustrial.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (k), (m) or (o) of the Code or Section 4001 of ERISA.

“Antitrust Laws” means, collectively, any Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position.

“Arranger Fee Letter” means the Arranger Fee Letter as defined in the Debt Commitment Letter.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Certificate of Designations” means the Certificate of Designations of the Company Preferred Stock, dated as of July 20, 2020.

“Company Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of January 23, 2018, among the Company, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as administrative agent, as in effect on the date of the Agreement.

“Company Equity Awards” means the Company Options, Company Restricted Stock Awards and Company PSU Awards.

“Company Expenses” means a cash amount equal to $15,000,000.

“Company Government Contract” means each contract between (A) the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other, or (B) the Company or any of its Subsidiaries, on the one hand, and any prime contractor, higher tier subcontractor, or resellers to any Governmental Entity, on the other, under which the Company or any of its Subsidiaries agrees to provide goods or services that, to the Company’s knowledge, will ultimately be delivered to such Governmental Entity.

“Company Intellectual Property” means any Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by the Company or its Affiliates or with respect to which the Company or its Affiliates have any liability.

“Company Stock Plans” means the Company’s (a) 2021 Stock Incentive Plan, (b) Amended and Restated 2018 Stock Incentive Plan, (c) Amended and Restated 2013 Stock Incentive Plan, (d) Amended and Restated 2010 Stock Incentive Plan and (e) Amended and Restated Non-Employee Director Compensation Plan.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock and the outstanding shares of Company Preferred Stock (voting as a single class with the Company Common Stock, on an as-converted basis) in accordance with the DGCL and the Organizational Documents of the Company.

“Company Termination Fee” means $43,000,000.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social or physical distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group, nationally or internationally recognized organization or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Debt Commitment Letter” means the commitment letter, dated as of the date hereof, between Parent and Goldman Sachs Bank USA, including all exhibits, schedules and annexes thereto.

“Debt Fee Letters” means the fee letters referred to in the Debt Commitment Letter.

“DTC” means The Depository Trust Company.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, rights of first refusal, defects in title, or any agreement or Law to create or grant any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“ERISA Plan” means any Company Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Financing” means, except as otherwise set forth herein, the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Financing Entities” has the meaning ascribed to such term in the definition of “Financing Parties.”

“Financing Parties” means the entities that have committed to or commit to provide or arrange or have otherwise entered into or enter into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent as part of the Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures or credit agreements relating thereto (the “Financing Entities”), and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Party.

“Fraud” means actual and intentional fraud with respect to the representations and warranties in Article IV or Article V, as applicable that involves a knowing and intentional misrepresentation or omission and does not include claims based on constructive knowledge, negligent misrepresentation, or recklessness.

“Governmental Entity” means any court, governmental, quasi-governmental, supranational, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (including in each case any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal).

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), per- and polyfluoroalkyl substances (or PFAS), dioxins, dibenzofurans, heavy metals, radon gas, and any regulated levels of mold, mold spores, and mycotoxins.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Encumbrance on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all lease obligations of such Person capitalized on the books and records of such Person (or required to be so capitalized or treated as a finance lease in accordance with GAAP), (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding accounts payable incurred in the ordinary course of business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances, and (j) all obligations of such Person under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination).

“Intellectual Property” means any and all common law or statutory intellectual property rights anywhere in the world, including any intellectual property rights arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions; (b) trademarks, service marks, trade dress, trade names, logos, and other designations of origin; (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (d) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors; and (e) trade secrets and industrial secret rights, and rights in know-how, data, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”).

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter, in each case after reasonable inquiry of those employees of such Party and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event, occurrence or development (“Effect”) that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business, or operations of such Party and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (a) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (i) changes in interest rates and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (c) conditions (or changes in such conditions) in the industries or geographical areas in which such Party and its Subsidiaries operate; (d) political conditions (or changes in such conditions) or acts of war (whether or not declared), sabotage, civil disobedience, cyberattacks or terrorism (including any escalation or general worsening of any such acts of war, sabotage, civil disobedience, cyberattacks or terrorism); (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics (including the COVID-19 pandemic), weather conditions or other force majeure events; (f) the announcement, negotiation, execution and delivery of this Agreement or the pendency or consummation of the Transactions, including any Effect on the relationship of any Party or its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners, Governmental Entities or similar relationship relating to the execution and delivery of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty to the extent the express purpose of such representation or warranty is to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions); (g) the taking of any action expressly required by this Agreement (except for any obligation under this Agreement to operate in the ordinary course of business consistent with past practice (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable); (h) changes in Law or other legal or regulatory conditions, or any COVID-19 Measures or the interpretation of any such Laws, conditions or COVID-19 Measures, or changes in GAAP or other accounting standards; (i) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect, to the extent not otherwise excluded from this definition); (j) any Transaction Litigation; or (k) with respect to a Company Material Adverse Effect or a Parent Material Adverse Effect, the identity of Parent or any of its Affiliates or the Company or any of its Affiliates, respectively; provided, that with respect to the exceptions set forth in clauses (a) through (e), if such Effect has had a disproportionate adverse effect on such Party and its Subsidiaries, taken as a whole, as compared to other companies operating in the office furniture and residential furnishing industries, then only the incremental disproportionate adverse effect of such Effect shall be taken into account when determining whether a “Material Adverse Effect” exists or has occurred.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent ESPP” means Parent’s Employee Stock Purchase Plan.

“Parent Expenses” means a cash amount equal to $7,500,000.

“Parent Intellectual Property” means any Intellectual Property owned or purported to be owned by Parent or any of its Subsidiaries.

“Parent Permitted Acquisition” means any acquisitions (by asset purchase or exchange, stock purchase, merger, or otherwise) that would not reasonably be expected to prevent or materially impair or materially delay consummation of the Transactions.

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Parent or its Affiliates or with respect to which Parent or its Affiliates have any liability.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Common Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NASDAQ and the Organizational Documents of Parent.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance, including any postponement, adjournment or recess thereof.

“Parent Stock Plans” means Parent’s (a) 2020 Long-Term Incentive Plan, (b) 2011 Long-Term Incentive Plan, and (c) 1994 Long-Term Incentive Plan.

“Parent Termination Fee” means $74,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means any Encumbrance (a) for Taxes or governmental assessments, charges or claims of payment not yet due or that is being contested in good faith by appropriate proceedings, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Encumbrance arising in the ordinary course of business consistent with past practice, (c) which is a statutory or common law Encumbrance to secure landlords, lessors or renters under leases or rental agreements, (d) which is imposed on the underlying fee interest in real property subject to a real property lease, (e) which is a license, sublicense, covenant not to sue or similar right granted with respect to Intellectual Property, (f) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity, (g) incurred in the ordinary course of business that would not reasonably be expected to interfere adversely in a material way with the use of the properties or assets encumbered thereby and that is discharged at or prior to the Closing.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information, identifies or could reasonably be used to identify an individual, and any other personal information the collection, use, storage, dissemination, processing or disposal of which is governed by privacy Law.

“Privacy Legal Requirement” means all laws that pertain to privacy, the collection, receipt, storage, compilation, transfer, disposal, security (both technical and physical), disclosure, transfer, privacy, processing, protection, sharing, breach or other use of Personal Information.

“Proceeding” means any actual claim (including a claim of a violation of applicable Law or Environmental Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Required Information” means the financial statements regarding the Company and its Subsidiaries specified in paragraph 5 of Exhibit C of the Debt Commitment Letter as in effect on the date hereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes and similar charges, duties, levies or other assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party that knows (or should know under the circumstances) may constitute a breach of this Agreement; it being understood that “Willful and Material Breach” shall include the failure of a Party to consummate the Transactions when required to do so by this Agreement (and, in the case of Parent, regardless of whether Parent has obtained or received the proceeds of the Financing).

ANNEX B

Form of Certificate of Incorporation of the Surviving Corporation

(see attached)

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

KNOLL, INC.

[●], 202[●]

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: Knoll, Inc.

ARTICLE II

The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is [●]; and the name of the registered agent of the Corporation in the State of Delaware at such address is [●].

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “DGCL”) or any successor statute.

ARTICLE IV

Section 1.               The total number of shares of stock which the Corporation shall have authority to issue is 210,000,000 shares, consisting of (i) 200,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, for such consideration (not less than its par value) and with the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, as shall be determined by the Board of Directors and fixed by resolution or resolutions adopted by the Board of Directors providing for the number of shares in each such series.

Section 2.               The Common Stock shall have the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, as hereinafter set forth in this Article IV.

(a)            Dividends. The holders of Common Stock shall be entitled to receive, when and as declared, out of assets and funds legally available therefor, cash or non-cash dividends payable as and when the Board of Directors in its sole business judgment so declares. Any such dividend shall be payable ratably to all record holders of Common Stock as of the record date fixed by the Board of Directors in accordance with the by-laws of the Corporation for the payment thereof.

(b)            Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (“Liquidation”), the holders of Common Stock then outstanding shall be entitled to be paid ratably out of the assets and funds of the Corporation available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any Preferred Stock upon Liquidation, an amount equal to their share (including any declared but unpaid dividends on the Common Stock, subject to proportionate adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) of such assets and funds.

(c)            Voting. Except as required by law, or as otherwise provided herein or in any amendment hereof:

(i)            the entire voting power of the Corporation shall be vested in the holders of the Common Stock, and

(ii)            each holder of Common Stock entitled to vote shall at every meeting of the stockholders of the Corporation be entitled to one vote for each share of Common Stock registered in his or her name on the record of stockholders.

ARTICLE V

Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to be voted in the election of directors.

ARTICLE VI

In furtherance and not in limitation of those powers conferred by law, the Board of Directors is expressly authorized and empowered to make, alter and repeal the by-laws of the Corporation (the “By-Laws”).

ARTICLE VII

Meetings of the stockholders shall be held at such place, within or without the State of Delaware as may be designated by, or in the manner provided in, the By-Laws or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the By-Laws so provide.

ARTICLE VIII

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereinafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VIII.

ARTICLE IX

Section 1.               The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, incorporator, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of or in any other similar capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, shall not, of itself, create a presumption that the person had reasonable cause to believe that his or her conduct was unlawful.

Section 2.               Expenses (including attorneys’ fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article IX.

Section 3.               The indemnification and other rights set forth in this Article IX shall not be exclusive of any provisions with respect thereto in the by-laws or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 4.               Neither the amendment nor repeal of this Article IX, subparagraph 1, 2, or 3, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Article IX, subparagraph 1, 2, or 3, shall eliminate or reduce the effect of this Article IX, subparagraphs 1, 2, and 3, in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Article IX, subparagraph 1, 2, or 3, if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

Section 5.               No director or officer shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (A) shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (B) shall be liable by reason that, in addition to any and all other requirements for liability, he or she:

(i)             shall have breached his or her duty of loyalty to the Corporation or its stockholders;

(ii)            shall not have acted in good faith or, in failing to act, shall not have acted in good faith;

(iii)            shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

(iv)           shall have derived an improper personal benefit

If the DGCL is amended after the Effective Date to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

[Signature Page Follows]

In witness whereof, Knoll, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by [●], its [●], this [●] day of [●].

Knoll, Inc.

By:
Name:
Title:

[Signature Page to A&R Certificate of Incorporation]

[Certificate of Designations of Series A Convertible Preferred Stock]

Exhibit 10.1

MANAGEMENT CONTINUITY plan

KNOLL, INC., a Delaware corporation (“Company”) hereby adopts this Management Continuity Plan (the “Plan”), effective as of April 18, 2021 (the “Effective Date”).

The purpose of the Plan is to ensure that the Company will have the continued employment of certain key employees of the Company or a Company subsidiary whose continued dedication, availability, advice and counsel to the Company and its Subsidiaries is deemed important to the Board of Directors of the Company (the “Board”), the Company and its shareholders.

The Company considers the establishment and maintenance of a sound and vital management team to be part of its overall corporate strategy and to be essential to protecting and enhancing the best interests of the Company and its shareholders. Accordingly, the Board has approved this Plan and authorized its establishment on behalf of the Company.

1.                  Term. This Plan shall be effective on the Effective Date and shall continue until terminated by the Company as provided in Section 7 (the “Term”). Notwithstanding the foregoing, if a Change of Control occurs during the Term, this Plan will continue in effect for thirty-six (36) months beyond the end of the month in which any Change of Control occurs.

2.                  Definitions. The following defined terms shall have the meanings set forth below, for purposes of this Plan:

(a)               Annual Base Salary. “Annual Salary” shall mean Executive’s highest annual base salary during the twelve (12) month period immediately prior to the month in which the Change of Control occurs.

(b)               Annual Non-Equity Incentive Program. “Annual Non-Equity Incentive Program” shall mean the Company’s Annual Non-Equity Incentive Program, as in effect as of the Effective Date, or any successor plan.

(c)               Average Bonus. “Average Bonus” shall mean the average of the last three (3) annual bonus payments, if any, made to Executive under the Company’s Annual Non-Equity Incentive Program immediately preceding the Change of Control.

(d)               Cause. “Cause” means (1) a material breach by the Executive of those duties and responsibilities of the Executive which do not differ in any material respect from the duties and responsibilities of the Executive during the ninety (90) day period immediately prior to a Change of Control (other than as a result of incapacity due to physical or mental illness) which is (A) demonstrably willful and deliberate on the Executive’s part, (B) committed in bad faith or without reasonable belief that such breach is in the best interests of the Company and (C) not remedied in a reasonable period of time after receipt of written notice from the Company specifying such breach or (2) the commission by the Executive of a felony involving moral turpitude.

(e)               Change of Control. A “Change of Control” shall mean a change of control of the Company that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 (“Exchange Act”), or such item thereof which may hereafter pertain to the same subject; provided that, and notwithstanding the foregoing, a Change of Control shall be deemed to have occurred if:

(i)                 Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, a “Person”) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing forty percent (40%) or more of the combined voting power of the Company’s then out-standing securities; or

(ii)              At any time a majority of the Board of Directors of the Company is comprised of other than Continuing Directors (for purposes of this Section, the term “Continuing Director” means a director who was either (A) first elected or appointed as a Director prior to the effective date of this Plan; or (B) subsequently elected or appointed as a director if such director was nominated or appointed by at least a majority of the then Continuing Directors); or

(iii)            Any of the following occur:

(A)             Any merger or consolidation of the Company, other than a merger or consolidation in which the voting securities of the Company immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or being converted into securities of the surviving entity) sixty percent (60%) or more of the combined voting power of the Company or surviving entity immediately after the merger or consolidation with another entity;

(B)              Any sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single trans-action or a series of related transactions) of all or substantially all of the assets of the Company which shall include, without limitation, the sale of assets or earning power aggregating more than fifty percent (50%) of the assets or earning power of the Company on a consolidated basis;

(C)              Any liquidation or dissolution of the Company;

(D)             Any reorganization, reverse stock split, or recapitalization of the Company which would result in a Change of Control; or

(E)              Any transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing; or any agreement, contract, or other arrangement providing for any of the foregoing.

(f)                Disability. “Disability” means that, as a result of Executive’s incapacity due to physical or mental illness, the Executive shall have been found to be eligible for the receipt of benefits under the Company’s long-term disability plan or similar plan or program providing for the payment of disability benefits.

(g)               Executive. “Executive” means an officer of the Company or a Subsidiary of the Company who has been approved as a participant in the Plan by the Compensation Committee of the Board.

(h)               Good Reason. For purposes of this Plan, “Good Reason” means the occurrence of any one or more of the following without the Executive’s express written consent:

(i)                 The assignment to Executive of duties which are materially different from or inconsistent with the duties, responsibilities and status of Executive’s position at any time during the six (6) month period prior to the Change of Control of the Company, or which result in a significant reduction in Executive’s authority and responsibility as an executive of the Company or a subsidiary;

(ii)              A reduction by the Company in (1) Executive’s Annual Base Salary or salary grade as of the date immediately prior to the Change of Control, or the failure to grant salary increases and bonus payments on a basis comparable to those granted to other executives of the Company, (2) Executive’s Target Bonus as of the date immediately prior to the Change of Control, or (3) the target value of Executive’s equity-based compensation awards under the Company’s Stock Incentive Plan, as of the date immediately prior to the Change of Control;

(iii)            any requirement of the Company that the Executive be based at a location in excess of 50 miles from the facility which is the Executive’s principal business office at the time of the Change of Control;

(iv)             The failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform this Plan, as contemplated in Section 8 of this Plan;

(v)               Any termination by the Company of Executive’s employment that is other than for Cause; or

(vi)             A reduction of 5% or more in the aggregate benefits provided to Executive and Executive’s dependents under the Company’s employee benefit plans (including, without limitation, retirement, medical, prescription, dental, disability, salary continuance, employee life, group life, and accidental death insurance plans and programs) in which the Executive is participating immediately prior to such Change of Control.

The existence of Good Reason shall not be affected by Executive’s Disability. Except as provided in Section 2(i) of this Plan, Executive’s continued employment shall not constitute a waiver of Executive’s rights with respect to any circumstance constituting Good Reason under this Plan. Notwithstanding anything to the contrary, in order to be eligible to resign for Good Reason, the Executive must give written notice of the event or circumstance claimed to constitute Good Reason within 90 days after the Executive first becomes aware of such event or circumstance. And, with respect to each Executive other than the Chief Executive Officer of the Company (the “CEO”) and the Chief Financial Officer of the Company (the “CFO”), in the case of an event or circumstance claimed to constitute Good Reason under Section 2(h)(i), the Company shall have a period of 45 days to cure the event or circumstance and the Executive may resign for Good Reason only after the end of such cure period and only if the Company has not cured such event or circumstance.

(i)                 Notice of Termination. “Notice of Termination” means a written notice indicating the specific termination provision in this Plan relied upon and setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the employment under the provision so indicated. The Executive shall not be entitled to give a Notice of Termination that the Executive is terminating employment for Good Reason more than six (6) months following the occurrence of the event alleged to constitute Good Reason, except with respect to an event which occurred before the Change of Control, in which case the Notice of Termination must be given within six (6) months following the Change of Control and, with respect to each Executive other than the CEO and the CFO, in the case of an event or circumstance claimed to provide a basis for eligibility for Severance Benefits under Section 3(b)(iii), the Company shall have a period of 45 days following the delivery of the Notice of Termination after the Change in Control to cure the event or circumstance and the Executive may resign and receive Severance Benefits only after the end of such cure period and only if the Company has not cured such event or circumstance. Any termination by the Company for Cause or due to Executive’s Disability, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party.

(j)                 Stock Incentive Plan. “Stock Incentive Plan” shall mean the Company’s 2018 Stock Incentive Plan, 2013 Stock Incentive Plan and 2010 Stock Incentive Plan, each as in effect as of the Effective Date, or any successor plan.

(k)               Target Bonus. “Target Bonus” shall mean Executive’s target bonus amount under the Company’s Annual Non-Equity Incentive Program.

(l)                 Termination Date. “Termination Date” shall mean the date of Executive’s termination of employment with the Company or a subsidiary, or if the date of a Change of Control if termination of employment occurs under the terms of Section 3(b) of this Plan.

3.                  Eligibility for Severance Benefits. Subject to Section 5, Executive shall receive the Severance Benefits described in Section 4 if Executive’s employment is terminated during the Term of this Plan, and

(a)               the termination occurs within the twenty-four (24) consecutive month period after a Change of Control, unless the termination is (i) because of Executive’s death or Disability, (ii) by the Company for Cause, or (iii) by the Executive other than for Good Reason; or

(b)               the Company (i) terminates the employment of Executive, (ii) takes any of the actions set forth in Subsections 2(h)(ii) or (iii), or (iii) assigns Executive duties which are materially different from or inconsistent with the duties, responsibilities and status of Executive’s current position or which would result in a significant reduction in Executive’s authority and responsibility as an executive of the Company or a subsidiary within six (6) months before a Change of Control, and (A) in contemplation of such Change of Control, and (B) to avoid the effect of this Plan after such Change of Control, provided that no Severance Benefits shall be due or payable under this Subsection 3(b) unless and until a Change of Control occurs.

4.                  Severance Benefits. Subject to Section 5 and execution and non-revocation of a release in the form substantially similar to the Company’s release in effect as of the Effective Date of this Plan, the Executive shall receive the following Severance Benefits (in addition to accrued compensation and vested benefits) if eligible under Section 3:

(a)               A lump sum cash amount (which shall be paid not later than thirty (30) days after the Termination Date) equal to Executive’s Annual Base Salary, multiplied by (i) three (3) for the CEO, or (ii) two (2) for any other Executive;

(b)               A lump sum cash amount (which shall be paid not later than thirty (30) days after the Termination Date) equal to (i) three (3) times for the CEO, or (ii) two (2) times for any other Executive the greater of (1) Executive’s Average Bonus and (2) Executive’s Target Bonus for the fiscal year in which the Change of Control occurs;

(c)               For the twenty-four (24) consecutive month period beginning immediately after the Termination Date, the Company will provide to Executive at the Company’s expense with the following benefits, provided that if one or more of the following benefits is not provided to the Company employees, or cannot be provided to Executive under terms of the Company’s plans during such twenty-four (24) month period, the Company shall pay Executive a lump sum cash benefit equal to the cost to the Executive of obtaining such benefit:

(i)                 Health care coverage equal to that in effect for Executive (including his or her permitted family members) prior to the Termination Date (or, if more favorable to Executive, that furnished generally to peer employees of the Company), including, but not limited to, hospital, surgical, medical, dental, prescription and dependent coverages. Upon the expiration of the health care benefits required to be provided pursuant to this Subsection 4(c), the Executive shall be entitled to the continuation of such benefits under the provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to the extent of any remaining eligibility period under such Act. Health care benefits otherwise receivable by Executive pursuant to this Subsection 4(c) shall be reduced to the extent comparable benefits are actually received by Executive from a subsequent employer during the twenty-four (24) consecutive month period immediately following the Termination Date and any such benefits actually received by Executive shall be reported to the Company; and

(ii)              Disability insurance coverage (including policy terms) equal to that in effect at the time Notice of Termination is given (or on the Termination Date if no Notice of Termination is required) or, if more favorable to Executive, equal to that in effect immediately prior to the Change of Control; provided, however, that no income replacement benefits will be payable under such disability policy with regard to the twenty-four (24) month period immediately following a termination of employment provided that the payments payable under Subsections 4(a) and (b) above have been made.

(d)               The Company shall pay all fees for outplacement services for job searches up to a maximum of Twenty-five Thousand Dollars ($25,000);

(e)               In computing and determining Severance Benefits under Subsections 4(a) through (d) above, a decrease in Executive’s salary, bonus compensation, or insurance benefits shall be disregarded if such decrease occurs within six (6) months before a Change of Control, is in contemplation of such Change of Control, and is taken to avoid the effect of this Plan should such action be taken after such Change of Control; in such event, the salary, incentive bonus, and/or insurance benefits used to determine Annual Salary, Average Bonus, and therefore Severance Benefits shall be that in effect immediately before the decrease that is disregarded pursuant to this Subsection 4(e);

(f)                Executive shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 4 be reduced by any compensation earned by Executive as the result of employment by another employer after the Termination Date, with the exception of a reduction in health insurance coverage as provided in Subsection 4(c)(i); and

(g)               All outstanding awards held by Executive under the Stock Incentive Plan that were granted prior to the Change in Control shall vest in full as of the Termination Date.

5.                  Maximum Payments. If any of the payments or benefits received or to be received by Executive (including, without limitation, any payment or benefits received in connection with a Change of Control or Executive’s termination of employment, whether pursuant to the terms of this Plan or any other plan, arrangement or agreement, or otherwise) (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this Section 5, be subject to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then prior to making the 280G Payments, a calculation shall be made comparing (a) the Net Benefit (as defined below) to Executive of the 280G Payments after payment of the Excise Tax to (b) the Net Benefit to Executive if the 280G Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (a) above is less than the amount under (b) above will the 280G Payments be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. “Net Benefit” shall mean the present value of the 280G Payments, net of all federal, state, local, foreign income, employment, and excise taxes. The calculation to be made pursuant to this Section 5 shall be made in a manner determined by the Company’s independent accountants or the Company’s tax counsel and that is consistent with the requirements of Section 409A.

6.                  Covenants of Executive. In consideration of the Company’s execution of this Plan, Executive agrees to the following:

(a)               Restrictive Covenants. Executive understands and agrees that the Company has legitimate interests in protecting its goodwill, its relationships with customers and business partners, and in maintaining its confidential information, trade secrets and Protected Information, and hereby agrees that the following restrictions are appropriate to meet such goals.

(i)                 Non-Solicitation. Executive acknowledges that the relationships and goodwill that Executive develops with Company Customers as a result of Executive’s employment belong to the Company. Executive therefore agrees that while employed by the Company and during the Restricted Period, Executive will not, and will not assist anyone else to, (1) solicit or encourage any Company Customer to terminate or diminish its relationship with the Company relating to Competitive Services or Products; or (2) seek to persuade any Company Customer to conduct with anyone other than the Company any business or activity relating to Competitive Services or Products that such Company Customer conducts or could conduct with the Company.

(ii)              Non-Competition. Executive agrees that while employed by the Company and during the Restricted Period, Executive will not, for himself or herself, or on behalf of any other person or entity, directly or indirectly, provide services to a Direct Competitor in a role where Executive’s knowledge of Protected Information is likely to affect Executive’s decisions or actions for the Direct Competitor to the detriment of the Company.

(b)               Definitions. For purposes of this Section 6, the following terms shall be defined as follows:

(i)                 Protected Information. “Protected Information” means the Company information not generally known to, and not readily ascertainable through proper means by, the Company’s competitors on matters such as customer information, partner information, and the relative skills and experience of the Company’s other Executives or agents; nonpublic information; strategic plans; business methods; investment strategies and plans; intellectual property; sales and marketing plans; the Company (not individual) know-how; trade secrets; and other information of a technical or economic nature relating to the Company’s business.

Protected Information does not include information that (i) was in the public domain, (ii) was independently developed or acquired by Executive, (iii) was approved by the Company for use and disclosure by Executive without restriction, or (iv) is the type of information which might form the basis for protected concerted activity under the National Labor Relations Act (for example, Executive pay or Executive terms and conditions of employment).

(ii)              Company Customer. “Company Customer” is limited to those customers or partners who did business with the Company within the most recent 18 months of Executive’s employment (or during the period of Executive’s employment, if Executive was employed for less than 18 months) and with whom Executive personally dealt on behalf of the Company in the 12 months immediately preceding the last day of Executive’s employment and Executive had business contact or responsibility with such Company Customer as a result of his or her employment with the Company. “Company Customer” shall not, however, include any individual who purchased a Competitive Product by direct purchase from one of its retail establishments or via on-line over the Internet, unless such purchase was of such quantity that the purchase price exceeded Fifteen Thousand Dollars ($15,000).

(iii)            Competitive Services. “Competitive Services” means services of the type that the Company provided or offered to its customers or partners at any time during the 12 months immediately preceding the last day of Executive’s employment with the Company (or at any time during Executive’s employment if Executive was employed for less than 12 months), and for which Executive was involved in providing or managing the provision of such services.

(iv)             Competitive Products. “Competitive Products” means products that serve the same function as, or that could be used to replace, products the Company provided to, offered to, or was in the process of developing for a present, former, or future possible customer/partner at any time during the twelve (12) months immediately preceding the last day of Executive’s employment (or at any time during Executive’s employment if Executive was employed for less than 12 months), with which Executive had direct responsibility for the sale or development of such products or managing those persons responsible for the sale or development of such products.

(v)               Direct Competitor. “Direct Competitor” means (i) in the case of each Executive other than the CEO, a person, business or company providing Competitive Products or Competitive Services in any country where the Company or its Subsidiaries does business, but excluding any business which the parties have agreed in writing to exclude from this definition, and the Company will not unreasonably or arbitrarily withhold such agreement and (ii) in the case of the CEO, the following entities and each of their respective affiliates: Steelcase, Haworth, Teknion, HNI, Allsteel, KI, Kimball, Trendway, Inscape, Riviera, Humanscale, Halcon, Vitra, Room and Board, Restoration Hardware, Ethan Allen, Nucraft Furniture, OFS/First Office, Watson, Herman Miller, Sit On It, Bernhardt, DECCA, Touhy, Weiland and WeWork.

(vi)             Restricted Period. “Restricted Period” means (i) in the case of each Executive other than the CEO, the period of twelve (12) consecutive months after Executive’s employment with the Company ends for any reason and (ii) in the case of the CEO, the period of eighteen (18) consecutive months after Executive’s employment with the Company ends for any reason.

7.                  Amendment or Termination of Plan. The Company shall have the right prior to a Change of Control, in its sole discretion, pursuant to action by the Board, to approve the amendment or termination of this Plan, which amendment or termination shall not become effective until the date fixed by the Board therefor, which date shall be at least 180 days after notice thereof is given by the Company to the Executive in accordance with Section 10; provided, however, that no such action shall be taken by the Board, without the written consent of each Executive, (i) during any period of time when the Board has knowledge that any Person has taken steps reasonably calculated to effect a Change of Control until, in the opinion of the Board, such Person has abandoned or terminated its efforts to effect a Change of Control or (ii) following a Change of Control.

8.                  Administration. The Compensation Committee of the Board (the “Committee”) shall have the responsibility and authority to administer the Plan.  The Committee shall have authority, in its complete and sole discretion, to: (a) construe and interpret the Plan and its terms and resolve any ambiguities herein; (b) determine the amount and recipient of any payment hereunder; (c) prescribe, amend, and rescind rules and regulations with respect to Plan administration or interpretation; (d) make all other determinations and do all other things necessary or appropriate for the administration of the Plan; and (e) have all other powers granted to it in other sections of this Plan or as otherwise necessary or appropriate to carry out its responsibilities hereunder.

9.                  Successors; Binding Plans. This Plan shall inure to the benefit of and be enforceable by Executive’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. Executive’s rights and benefits under this Plan may not be assigned, except that if Executive dies while any amount would still be payable to Executive hereunder if Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan, to the beneficiaries designated by the Executive to receive benefits under this Plan in a writing on file with the Company at the time of the Executive’s death or, if there is no such beneficiary, to Executive’s estate. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company (or of any division or subsidiary thereof employing Executive) to expressly assume and agree to perform this Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Plan and shall entitle Executive to compensation from the Company in the same amount and on the same terms to which Executive would be entitled hereunder if Executive terminated the employment for Good Reason following a Change of Control.

10.              Withholding of Taxes. The Company may withhold from any amounts payable under this Plan all federal, state, city, or other taxes as required by law.

11.              Notice. For the purpose of this Plan, notices and all other communications provided for in this Plan shall be in writing and shall be deemed to have been duly given when personally delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addressees set forth on the first page of this Plan, or at such other addresses as the parties may designate in writing.

12.              Compliance with Section 409A. It is intended that any amounts payable under this Plan will comply with Section 409A of the Internal Revenue Code (the “Code”) and treasury regulations relating thereto so as not to subject the Executive to the payment of any interest and tax penalty which may be imposed under Section 409A of the Code, and this Plan shall be interpreted and construed in accordance with such intention. Any provision of the Plan that would cause the Executive to be subject to the payment of any such interest or tax penalty shall be disregarded, and the timing of the payments or benefits provided herein shall be modified accordingly. For purposes of Section 409A, each payment made under the Plan will be treated as a separate payment. In no event may the Executive, directly or indirectly, designate the calendar year of payment. Notwithstanding any provision of the Plan to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees” (as described in Section 409A(a)(2)(B)(i) of the Code), any payment on account of such Executive’s separation from service that would otherwise be due hereunder within six months after such separation will nonetheless be delayed until the first business day of the seventh month following Executive’s Termination Date and the first such payment will include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction. Notwithstanding anything contained herein to the contrary, the Executive will not be considered to have terminated employment with the Company for purposes of Section 4 hereof unless the Executive would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A. Any tax liability incurred by an Executive under Section 409A of the Code will be solely the responsibility of the Executive. In the event Executive is covered by any pre-existing employment agreement or other arrangement of the Company or its subsidiaries that provides for severance payments that differ in timing or form of payment from those the Executive would otherwise be entitled to under this Plan, the severance payments provided to such Executive pursuant to this Plan will be reformed if and to the extent necessary to comply with Section 409A.

13.              Waiver. No provision of this Plan may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by Executive and such officer as may be specifically designated by the Board.

14.              Employment Rights. Except as specifically provided in this Plan, this Plan shall not confer upon Executive any right to continue in the employ of the Company or its Subsidiaries and shall not in any way affect the right of the Company or its Subsidiaries to dismiss or otherwise terminate Executive’s employment at any time with or without Cause.

15.              No Vested Interest. Neither Executive nor Executive’s beneficiary shall have any right, title, or interest in any benefit under this Plan prior to the occurrence of the right to the payment thereof, or in any property of the Company or its Subsidiaries.

16.              Prior Agreements. This Plan shall be construed and administered in a manner which avoids duplication of compensation and benefits and restrictive covenants which may be provided under any prior agreement between the Company and Executive, including any written employment agreement between the Executive and the Company, or any other plan, program, policy, or arrangement. Accordingly, if Executive is (a) entitled to receive severance benefits under this Plan in respect of the Executive’s termination of employment, then the Executive shall not be entitled to receive severance benefits under any other such agreement, plan, program, policy, or arrangement in respect of such termination of employment and (b) subject to any non-competition or non-solicitation covenants under any other such agreement, plan, program, policy, or arrangement, such covenants shall be deemed replaced by those set forth in Section 6.

17.              Governing Law; Validity. The interpretation, construction and performance of this Plan shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without regard to the principle of conflicts of laws. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provisions of this Plan, which other provisions shall remain in full force and effect. The Company and, by accepting benefits under this Plan, the Executive hereby irrevocably consents and submits to the personal jurisdiction of and venue in the United States District Court – District of Delaware and the Delaware State courts, in any legal action, equitable suit or other proceeding arising out of or related to this Plan.

Exhibit 99.1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of April 19, 2021, by and among Herman Miller, Inc., a Michigan corporation (“Parent”), and Furniture Investments Acquisitions S.C.S., a common limited partnership (société en commandite simple) (the “Stockholder”).

RECITALS

A.            Concurrently with the execution and delivery of this Agreement, Parent, Heat Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Knoll, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth in the Merger Agreement, provides for the merger of Merger Sub with and into the Company, with the Company being the surviving entity in such merger (the “Merger”).

B.            As of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Series A Convertible Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”) and the number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) set forth on Schedule A hereto (including the shares of Common Stock issuable in respect of such shares of Preferred Stock), being all of the outstanding shares of Preferred Stock of the Company owned of record or beneficially by the Stockholder or any Affiliate of the Stockholder as of the date hereof (the “Owned Shares”, together with any additional shares of Preferred Stock or shares of Common Stock issued in respect of such shares of Preferred Stock that the Stockholder may acquire record and/or beneficial ownership of after the date hereof, the “Covered Shares”).

C.            As of the date hereof, Global Furniture Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (the “Common Stockholder”) is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the 2,404,634 shares of Common Stock.

D.            As an inducement and condition for Parent and Merger Sub to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement.

D.            The Stockholder agreed to enter into a Stock Purchase Agreement with Parent, dated as of the date hereof (the “Stock Purchase Agreement”), pursuant to which the Stockholder has agreed to sell, and Parent has agreed to purchase, all of the shares of Preferred Stock held by the Stockholder, with the consummation of such purchase conditioned upon the simultaneous closing of the transactions contemplated by the Merger Agreement, and to take effect immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.            Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Affiliate” of any specified party means any person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified party. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, “Affiliates” of the Stockholder shall not include, and no provision of this Agreement shall be applicable to, the direct or indirect portfolio companies (“Portfolio Companies”) of investment funds advised or managed by the Stockholder or its Affiliates. Notwithstanding anything to the contrary herein, the Company and the Stockholder shall not be deemed to be “Affiliates” or “Representatives” of each other.

“Certificate of Designation” shall mean the Certificate of Designations of Series A Convertible Preferred Stock of the Company.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, (b) a Company Recommendation Change and (c) such date and time as the Merger Agreement shall be validly terminated pursuant to Article VIII thereof.

“Transfer” shall mean (a) any direct or indirect offer, sale, assignment, Encumbrance, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, commitment, obligation, arrangement or understanding with respect to any offer, sale, assignment, Encumbrance, disposition, loan or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction, contract, commitment, obligation, arrangement or understanding which is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise, or (d) any contract, commitment, obligation, arrangement or understanding (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), or (c) above.

2.            Agreement to Not Transfer the Covered Shares.

2.1            No Transfer of Covered Shares. Until the Expiration Time, the Stockholder agrees not to Transfer or cause or permit the Transfer of any Covered Shares, other than with the prior written consent of Parent. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void ab initio and of no effect whatsoever.

2.2            Update of Beneficial Ownership Information. Promptly following the written request of Parent, or upon the Stockholder’s or any of its Affiliates’ acquisition of beneficial (as defined in Rule 13d-3 under the Exchange Act) or record ownership of additional shares of Preferred Stock or Common Stock after the date hereof, the Stockholder will send to Parent a written notice setting forth the number of Covered Shares beneficially owned by the Stockholder or any of its Affiliates and indicating the capacity in which such Covered Shares are owned. The Stockholder agrees to cause any of its Affiliates that acquires any such shares on or after the date hereof to execute an agreement in a form reasonably acceptable to Parent to be bound with respect to this Agreement with respect to such shares to the same extent such shares would be subject to this Agreement had they been acquired by the Stockholder.

3.            Agreement to Vote the Covered Shares and Additional Shares.

3.1        Until the Expiration Time, at every meeting of the Company’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of Company’s stockholders by written consent with respect to any of the following matters, the Stockholder shall, and shall cause its Affiliates (including the Common Stockholder) to, vote (including via proxy) all of the Covered Shares and any additional Owned Shares or other shares of Common Stock which are then beneficially owned by the Stockholder or any of its Affiliates (including the Common Stockholder) (“Additional Shares”) (or cause the holder of record on any applicable record date to vote (including via proxy) all of the Covered Shares and Additional Shares):

(a)            in favor of the adoption of the Merger Agreement; and

(b)            against (i) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement or result in any condition set forth in Article VII of the Merger Agreement not being satisfied on a timely basis and (ii) any proposal related to a Company Alternative Transaction, or any other proposal made in opposition to or in competition with the Merger or the transactions contemplated by the Merger Agreement.

3.2        Until the Expiration Time, at every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall, and shall cause its Affiliates (including the Common Stockholder) to, be represented in person or by proxy at such meeting (or cause the holders of record of any Covered Shares and Additional Shares on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares and Additional Shares to be counted as present for purposes of establishing a quorum.

3.3        The Stockholder shall, and shall cause its Affiliates (including the Common Stockholder) to, promptly (and in any event within 5 Business Days of receipt) execute and deliver (or cause the holders of record of any Covered Shares and Additional Shares to execute and deliver), any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1 and otherwise in accordance with all applicable procedures relating to such vote so as to ensure that it is duly counted for purposes of recording the results of that vote (with Parent to be promptly notified (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions). Any attempt to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Shares and Additional Shares in contravention of this Article III shall be null and void ab initio.

3.4            Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time, a Governmental Entity of competent jurisdiction enters an order expressly restraining, enjoining or otherwise prohibiting the Stockholder or its Affiliates from taking any action that would be required pursuant to Section 3.1, Section 3.2 or Section 3.3 of this Agreement, then (i) the applicable obligations of the Stockholder set forth in Section 3.1, Section 3.2 or Section 3.3 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits such Stockholder from taking any such action, and (ii) the Stockholder shall cause the Covered Shares and/or Additional Shares to not be represented in person or by proxy at any meeting at which a vote of the Stockholder on the Merger Agreement or the transactions contemplated thereby is sought or requested. Notwithstanding anything to the contrary in this Section 3.4, the restrictions set forth in Section 2.1 shall continue to apply with respect to the Covered Shares and Additional Shares until the Expiration Date.

3.5            Without limiting the obligations of the Stockholder under this Agreement, but only in the event and in each case that the Stockholder fails to be counted as present or fails to vote or cause to be voted all of the Covered Shares and Additional Shares in accordance with this Agreement or except as provided in Section 3.4 above, then in such event the Stockholder hereby irrevocably appoints, and shall cause its Affiliates (including the Common Stockholder) to appoint, as its proxy and attorney-in-fact the officers of Parent, and any individual who shall hereafter succeed to any such officer of Parent, and any other person designated in writing by Parent (collectively, the “Proxy Holders”), and each of them individually, with full power of substitution, to vote the Covered Shares and Additional Shares in accordance with this Agreement and, in the discretion of the Proxy Holders, with respect to any proposed postponements or adjournments of meetings of the Company’s stockholders at which any of the matters described in this Agreement are to be considered. This proxy is coupled with an interest and shall be irrevocable, and the Stockholder shall, and shall cause its Affiliates (including the Common Stockholder) to, take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Stockholder with respect to the Covered Shares and Additional Shares. Notwithstanding anything to the contrary in this Agreement, the proxy granted by this Section 3.5 shall terminate and be of no further force and effect upon the Expiration Time.

3.6            For the avoidance of doubt, notwithstanding anything to the contrary herein, the Stockholder and its Affiliates shall be entitled to, and nothing herein shall constrain the Stockholder or its Affiliates from, any Transfer of the Additional Shares at any time prior to the Expiration Date, and any provisions of this Agreement with respect to Additional Shares shall only apply to such Additional Shares as may be beneficially owned by the Stockholder at the applicable time under this Section 3.

4.            Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, all appraisal rights under Section 262 of the DGCL (and any other appraisal, dissenters’ or similar rights) related to the transactions contemplated by the Merger Agreement with respect to the Covered Shares and Additional Shares owned or that may be acquired (in each case beneficially or of record, directly or indirectly) by the Stockholder, to the fullest extent permitted by Law.

5.            No Solicitation.

5.1            From and after the date of this Agreement until the Expiration Time, the Stockholder (solely in the capacity as a stockholder of the Company) shall, and shall cause its directors, officers, employees and Affiliates to, and shall use reasonable efforts to cause its Representatives who are not its directors, officers, employees or Affiliates to, immediately cease and cause to be terminated any discussions or negotiations being conducted with any persons other than Parent with respect to any proposal related to a Company Alternative Transaction, if any. In addition, the Stockholder (solely in its capacity as a stockholder of the Company) agrees to be subject to Section 6.3 of the Merger Agreement as if it were the “Company” thereunder (including with respect to the obligations to (i) promptly, and in any event within 24 hours of receipt, advise Parent in writing of any request for information or proposal relating to a Company Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto within 24 hours of any such changes) and the identity of the person making such request or proposal, and (ii) keep Parent reasonably informed of the status and details (including amendments and proposed amendments) of any such request or proposal on a reasonably current basis) and (iii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and written materials exchanged between the Stockholder or any of its or its Affiliates’ Representatives and any person making such request or proposal or any of its or its Affiliates’ Representatives that describe or contains any such request or proposal.

5.2            Notwithstanding the foregoing, from and after the date of the Merger Agreement until the Expiration Time, if (and only if) the Company is permitted, pursuant to Section 6.3 of the Merger Agreement, to have discussions or negotiations in response to a proposal related to a Company Alternative Transaction, the Stockholder and its Representatives shall be permitted to participate in such discussions or negotiations with such person making such proposal to the same extent as the Company is permitted to do so under Section 6.3 of the Merger Agreement, subject to compliance by such Stockholder with the last sentence of Section 5.1 above.

6.          Certain Other Agreements. The Stockholder (a) irrevocably agrees to take all further actions, including delivery of any further documents and instruments, reasonably necessary to implement the agreements set forth in this Section 6(a), in each case reasonably promptly following any request by Parent and (b) irrevocably agrees not to (i) exercise any right of conversion or exchange relating to the shares of Preferred Stock, including any rights pursuant to Section 6 of the Certificate of Designation, prior to the date of valid termination of this Agreement pursuant to Section 12.18 or (ii) make any demand or exercise any right with regard to any Covered Shares pursuant to the Registration Rights Agreement, dated as of July 21, 2020, between the Company and the Stockholder, or any similar agreement with the Company, prior to the Expiration Time.

7.            No Legal Action. The Stockholder irrevocably agrees that it shall not, and shall cause its directors, officers, employees and Affiliates not to, and shall use reasonable efforts to cause its Representatives who are not its directors, officers, employees or Affiliates not to, bring, commence, institute, maintain, prosecute, join or voluntarily aid any claim, appeal, or Proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Stock Purchase Agreement, (b) alleges that the execution and delivery of this Agreement or the Stock Purchase Agreement by the Stockholder (or its performance hereunder or thereunder solely in its capacity as a stockholder of the Company) breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that the Stockholder has (or may be alleged to have) to the Company or to the other stockholders of the Company or (c) is otherwise against Parent, Merger Sub, the Company, or any of their respective Affiliates and each of their successors, directors, or officers relating to the negotiation, execution or delivery of the Merger Agreement or the Stock Purchase Agreement or the consummation of the transactions contemplated hereby or thereby, and the Stockholder irrevocably waives any claim or rights whatsoever with respect to any of the foregoing except in the case of actual and intentional fraud; provided, however, that nothing contained herein will affect the right of Stockholder to exercise its rights as a result of any breach under any agreement with Parent to which it is a party.

8.            Fiduciary Duties. The Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Covered Shares. Nothing in this Agreement shall in any way, or shall require the Stockholder to attempt to, limit or affect any actions taken by the Stockholder’s or its Representative’s designee serving on the Company Board from complying with his or her fiduciary obligations while acting in such designee’s capacity as a director of the Company. No action taken (or omitted to be taken) in any such capacity as director shall be deemed to constitute a breach of this Agreement.

9.            Notice of Certain Events. The Stockholder shall notify Parent in writing reasonably promptly of any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach of the representations and warranties of the Stockholder under this Agreement.

10.          Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that:

10.1            Due Authority. The Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.5 hereof. The Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable, and the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

10.2        Ownership of the Covered Shares. (a) The Stockholder is, as of the date hereof, the beneficial or record owner of the Covered Shares, free and clear of any and all Encumbrances, other than those (i) created by this Agreement or the Stock Purchase Agreement or (ii) as disclosed on Schedule A hereto, and (b) the Stockholder has sole voting power over all of the Covered Shares. The Stockholder has not entered into any agreement to Transfer any Covered Shares, other than the Stock Purchase Agreement. As of the date hereof, the Stockholder does not own, beneficially or of record, any shares of Preferred Stock, Common Stock or other voting shares of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any voting shares of the Company) other than the Owned Shares.

10.3        No Conflict; Consents.

(a)            The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to the Stockholder, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on, any of the Covered Shares beneficially owned by the Stockholder pursuant to any contract, commitment, obligation, arrangement or understanding to which the Stockholder is a party or by which the Stockholder is subject.

(b)            No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Entity or any other person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by it of the transactions contemplated hereby.

10.4        Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of the Stockholder, threatened against the Stockholder or to which the Stockholder is otherwise a party that would reasonably be expected to materially impair the ability of the Stockholder to perform its obligations hereunder or under the Stock Purchase Agreement or to consummate the transactions contemplated hereby or thereby on a timely basis.

10.5        Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

11.        Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder that:

11.1        Due Authority. Parent has the full power and capacity to make, enter into and carry out the terms of this Agreement. Parent is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Parent’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

11.2        No Conflict; Consents.

(a)            The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement and the compliance by Parent with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to Parent, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any contract, commitment, obligation, arrangement or understanding to which Parent is a party or by which Parent is subject.

(b)            No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Entity or any other person, is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation by Parent of the transactions contemplated hereby.

11.3        Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of Parent, threatened against Parent that would reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

12.        Miscellaneous.

12.1        No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein or in the Stock Purchase Agreement.

12.2        Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock and/or Preferred Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, conversion, exchange of shares or the like, the terms “Common Stock,” “Preferred Stock” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

12.3        Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto; provided, that the Company’s prior written consent shall be required with respect to any amendment or waiver of any provision of this Agreement that would reasonably be expected to impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger, the satisfaction of the conditions under the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. At any time and from time to time prior to the Expiration Time, each party to this Agreement may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party, as applicable, (b) waive any inaccuracies in the representations and warranties made by the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent or the Stockholder to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Stockholder, as applicable. No failure or delay by Parent or the Stockholder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. The Company shall be a third-party beneficiary of this Section 12.3.

12.4        Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

12.5        Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing, shall be sent by e-mail of a ..pdf attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(i)            if to the Stockholder, to the address for notice set forth on Schedule A hereto, with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:	Eric L. Schiele, P.C.; Joshua Ayal
E-mail:	eric.schiele@kirkland.com; joshua.ayal@kirkland.com

(ii)            if to Parent, to:

Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464
Attention:	Jacqueline H. Rice
Email:	jackie_rice@hermanmiller.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Adam O. Emmerich; Jenna E. Levine
Email:	AOEmmerich@wlrk.com; JELevine@wlrk.com

12.6        Venue; Waiver of Jury Trial.

(a)            Each of the parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Proceeding arising out of or relating to this Agreement, any of the transactions contemplated hereby or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such Proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the Court of Chancery, then such Proceeding will be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any Proceeding against any other party arising out of or relating to this Agreement, any of the transactions contemplated hereby or any facts and circumstances leading to its execution or performance in any other court and (v) waives any defense of inconvenient forum to the maintenance of any Proceeding so brought. The parties agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such Proceeding, including any appeal thereof.

(b)            Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 12.5 will be effective service of process for any Proceeding brought against it by the other party in connection with this Section 12.6; provided, however, that nothing contained herein will affect the right of any party to serve legal process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the consents to jurisdiction set forth in this Section 12.6 will not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12.6 and will not be deemed to confer rights on any person other than the parties.

(c)            EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE FACTS OR CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO PARTY OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.

12.7        Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement and the Stock Purchase Agreement (including, for the avoidance of doubt, the disclosure of this Agreement and the Stock Purchase Agreement), in any press release, the Joint Proxy Statement and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement. Parent consents to and authorizes the publication and disclosure by the Stockholder of the terms of this Agreement and the Stock Purchase Agreement (including, for the avoidance of doubt, the disclosure of this Agreement and the Stock Purchase Agreement) in any Schedule 13D amendment legally required to be filed by the Stockholder. The Company shall be a third-party beneficiary of this Section 12.7.

12.8        Further Assurances. The Stockholder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement.

12.9        Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time. The Company shall be a third-party beneficiary of this Section 12.9.

12.10            Enforcement. The parties agree that irreparable damage would occur and that Parent would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.

12.11            Entire Agreement. This Agreement, including the Schedules hereto, together with the confidentiality agreement between the parties, dated as of March 29, 2021 and the Stock Purchase Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement or the Stock Purchase Agreement.

12.12            Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

12.13            Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

12.14            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

12.15            Counterparts. This Agreement may be executed in one or more counterparts, manually or by other electronic transmission by the Parties, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format (or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document) shall be sufficient to bind the parties to this Agreement to the terms and conditions of this Agreement.

12.16            Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

12.17            Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 12.17 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

12.18            Termination. This Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the earlier to occur of (a) the Expiration Time and (b) the entry, without the prior written consent of the Stockholder, into any amendment, waiver, modification or other change to any provision of the Merger Agreement (including any exhibits, annexes or schedules thereto) that (A) results in a change in the consideration that would be payable to any holder of equity interests in the Company or changes the mix of the consideration that would be payable in respect of such equity interests or (B) is otherwise adverse in any material respect to the Stockholder; provided that the provisions of this Article XII (other than Section 12.9) shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination. The parties hereto may not terminate this Agreement by mutual consent without the prior written consent of the Company; provided that, for the avoidance of doubt, such consent shall not be required for any automatic termination pursuant to clause (a) or (b) hereof. The Company shall be a third-party beneficiary of this Section 12.18.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

HERMAN MILLER, INC.

By:	/s/ Andi Owen
	Name:	Andi Owen
	Title:	President & CEO

[Signature Page to Voting Agreement]

FURNITURE INVESTMENT ACQUISITIONS S.C.S.

By:	Furniture Investments Management S.à r.l.

/s/ Abdelkader Derrouiche
	Title:	General partner itself represented
	by:	Abdelkader Derrouiche
	Title:	Manager

[Signature Page to Voting Agreement]

Exhibit 99.2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

FURNITURE INVESTMENTS ACQUISITIONS S.C.S.

and

HERMAN MILLER, INC.

Dated as of April 19, 2021

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of April 19, 2021 (this “Agreement”), by and between Herman Miller, Inc., a Michigan corporation (the “Purchaser”), Furniture Investments Acquisitions S.C.S., a common limited partnership (société en commandite simple) (the “Seller” and, together with the Purchaser, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Purchaser, Heat Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Knoll, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated the date of this Agreement (the “Merger Agreement”), simultaneously with the execution of this Agreement, pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of the Purchaser;

WHEREAS, the Seller and the Purchaser desire to enter into a transaction (the “Share Purchase”) pursuant to which the Purchaser will acquire all of the shares of Series A Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company held by the Seller, immediately prior to, and conditioned upon the occurrence of, the Effective Time (as defined in the Merger Agreement) of the Merger, for cash in the amount set forth in this Agreement (the “Purchase”);

WHEREAS, the Purchaser, the Seller and an Affiliate of the Seller have agreed to enter into a Voting and Support Agreement as of the date hereof (the “Voting and Support Agreement”); and

WHEREAS, as of the date of this Agreement, the Seller holds 169,165 shares of Preferred Stock.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1             Certain Defined Terms. Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement. For purposes of this Agreement:

“Certificate of Designation” shall mean the Certificate of Designations of Series A Convertible Preferred Stock of the Company.

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“Investment Agreement” means that certain Investment Agreement by and between the Company and Furniture Investments S.à r.l., dated as of June 22, 2020.

“Material Adverse Effect” with respect to any Party means a fact, effect, change, event or circumstance which is materially adverse to the ability of such Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Liability” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet in accordance with generally accepted accounting principles, as applied in the United States).

“Subject Shares” means all shares of Preferred Stock held by the Seller or any Affiliate of the Seller, as of immediately prior to the Purchase Closing, including any such shares received after the date hereof pursuant to the terms of the Certificate of Designation.

Section 1.2             Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

Agreement	Preamble
Bankruptcy and Equity Exception	3.2
Closing Date	2.2(a)
Company	Recitals
e-mail	8.5
HSR Act	3.3(a)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Parties	Preamble
Party	Preamble
Preferred Stock	Recitals
Purchase	Recitals
Purchase Closing	2.2(a)
Purchase Price	2.1
Purchaser	Preamble
Purchaser Material Adverse Effect	4.1
Seller	Preamble
Seller Material Adverse Effect	3.1
Share Purchase	Recitals

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ARTICLE II
PURCHASE AND SALE

Section 2.1             Purchase and Sale of the Subject Shares. Upon the terms and subject to the conditions of this Agreement, at the Purchase Closing, the Seller shall sell, assign, transfer, convey and deliver the Subject Shares to the Purchaser, free and clear of all Encumbrances, and the Purchaser shall purchase the Subject Shares from the Seller. In consideration for the Subject Shares, the Purchaser shall pay the Seller $1,496.12 per share of Preferred Stock, in cash, without interest (the “Purchase Price”), which represents an equivalent price per share of $25.06 for each share of Common Stock underlying each share of Preferred Stock as of the date of this Agreement.

Section 2.2             Closing.

(a)           The sale and purchase of the Subject Shares under Section 2.1 shall each take place at a closing (the “Purchase Closing”) to be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or remotely through the exchange of documents and signatures, at 10:00 a.m., Eastern time, simultaneously with the Closing (as defined in the Merger Agreement) of the Merger and immediately prior to the Effective Time of the Merger, subject to the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in Article VI (other than such conditions as may, by their terms, only be satisfied at the Purchase Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other place, at such other time or on such other date as the Parties mutually may agree in writing. The day on which the Purchase Closing takes place is referred to as the “Closing Date.”

(b)           At the Purchase Closing:

(i)            the Seller shall deliver to the Purchaser an agreement or instrument of conveyance, assignment or assumption to vest in the Purchaser all of the Seller’s rights, title and interest in and to the Subject Shares, in form and substance reasonably agreed by the Parties (but in no event inconsistent with this Agreement), duly executed by the Seller (the “Equity Transfer Agreement”); and

(ii)            the Purchaser shall deliver to the Seller, (i) by wire transfer to a bank account designated in writing by the Seller to the Purchaser at least three (3) Business Days prior to the anticipated Closing Date, an amount equal to the aggregate Purchase Price in immediately available funds in United States dollars and (ii) the Equity Transfer Agreement, duly executed by the Purchaser (if such agreement requires execution by Purchaser).

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Section 2.3            Withholding. The Purchaser shall be entitled to deduct and withhold from the aggregate Purchase Price such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Law relating to taxes. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Seller. Prior to the Purchase Closing, the Seller shall (i) exercise its rights pursuant to Section 4.9(c) of the Investment Agreement to obtain from the Company a FIRPTA certificate substantially in the form of Exhibit D to the Investment Agreement and related notification to the Internal Revenue Service substantially in the form of Exhibit E of the Investment Agreement (collectively, the “FIRPTA Certificates”) and (ii) deliver to the Purchaser the FIRPTA Certificates, a properly completed and executed IRS Form W-8IMY (together with underlying IRS Forms W-8 series or W-9, as applicable, and other required attachments and supporting documentation), and any other documentation and certification that the Seller is legally entitled to provide, reasonably satisfactory to the Purchaser, that would permit for the Purchase Price to be paid subject to no or at a reduced rate of withholding (including, without limitation, certification relating to the application of the tests set forth in Section 302 of the Code with respect to the Seller and the sale of the Subject Shares to the Purchaser pursuant to this Agreement) (collectively, the “Withholding Documentation”). The Purchaser shall, to the extent permitted by applicable Law, perform all deduction and withholding (if any) required in respect of the payment of the Purchase Price hereunder in accordance with the final Withholding Documentation that is timely delivered by the Seller and on which the Purchaser is entitled to rely under applicable Law. The Seller shall deliver drafts of the Withholding Documentation to the Purchaser no later than 30 days prior to the Purchase Closing and the Purchaser shall review any such drafts so timely delivered and, if the Purchaser determines that, on the basis of such draft documentation, it would be necessary to withhold on the Purchase Price, the Purchaser shall promptly (and in any event at least 15 days prior to the Purchase Closing) inform the Seller of such determination and the basis therefor so as to provide the Seller with a reasonable opportunity to take any action and/or revise such documentation in order to mitigate any such withholding.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE SELLER

The Seller hereby makes the representations and warranties set forth in this Article III to the Purchaser.

Section 3.1             Organization. The Seller (i) is duly organized and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (ii) has all necessary power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and (iii) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller (a “Seller Material Adverse Effect”).

Section 3.2             Authority. The Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the Share Purchase and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the Share Purchase and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of the Seller and no other proceedings on the part of the Seller or its equityholders are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

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Section 3.3             No Conflict; Required Filings and Consents.

(a)           The execution and delivery by the Seller of this Agreement does not, the execution and delivery by the Seller of any other instrument required by this Agreement to be executed and delivered by the Seller will not, and the performance by the Seller of its agreements and obligations under this Agreement will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Entity, except (i) any filings required to be made or clearances required to be obtained under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (ii) such filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws and (iii) such other consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings or notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(b)           The execution and delivery by the Seller of this Agreement does not, the execution and delivery by the Seller of any other instrument required by this Agreement to be executed and delivered by the Seller will not, and the performance by the Seller of its agreements and obligations under this Agreement will not, (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws (or any similar organizational documents) of the Seller, (ii) violate, conflict with, require consent pursuant to, result in a breach of, constitute a default (with or without due notice or lapse of time or both) under, or give rise to a right of, or result in, the termination, cancellation, modification, acceleration or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the Subject Shares under, any of the terms, conditions or provisions of any Contract to which the Seller is a party or by which the Seller is bound or to which any of the Subject Shares is subject or (iii) violate any Order or Law applicable to the Seller or any of its properties or assets, except, in the case of clauses (ii) and (iii) above, for any violation, conflict, consent, breach, default, termination, cancellation, modification, acceleration, loss or creation that would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.4             Title to Subject Shares. Immediately prior to the consummation of the Share Purchase, (a) the Seller will beneficially own all of the Subject Shares, free and clear of any Encumbrance (other than those set forth on Schedule A to the Voting and Support Agreement, all of which will be terminated upon consummation of the Share Purchase (except for any transfer restrictions under applicable securities laws)) and (b) subject in all respects to applicable Law, the Seller will have the right, authority and power to sell, assign and transfer the Subject Shares to the Purchaser. Upon delivery to the Purchaser of the Subject Shares by electronic transfer or by certificates evidencing the Subject Shares at the Purchase Closing, and the Purchaser’s payment of the aggregate Purchase Price, the Purchaser shall acquire good, valid and marketable title to the Subject Shares, free and clear of any Encumbrance.

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Section 3.5             Brokers. Except for Lazard Frères & Co., the fees of which will be paid by the Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by the Seller or any of its Affiliates.

Section 3.6             No Other Representations or Warranties. Neither the Seller nor any of its Affiliates or Representatives is making any representation or warranty on behalf of the Seller of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Agreement or the Voting and Support Agreement, and the Seller hereby disclaims any other such representations or warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the representations and warranties set forth in this Article IV to the Seller.

Section 4.1             Organization. The Purchaser (a) is a corporation duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, (b) has all necessary power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and (c) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Purchaser (a “Purchaser Material Adverse Effect”).

Section 4.2            Authority. The Purchaser has all requisite power and authority to execute and deliver this Agreement and to consummate the Share Purchase and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Share Purchase and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of the Purchaser and no other proceedings on the part of the Purchaser or its equityholders are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Seller, constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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Section 4.3             No Conflict; Required Filings and Consents.

(a)           The execution and delivery by the Purchaser of this Agreement does not, the execution and delivery by the Purchaser of any instrument required by this Agreement to be executed and delivered by the Purchaser will not, and the performance by the Purchaser of its agreements and obligations under this Agreement will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Entity, except (i) any filings required to be made or clearances required to be obtained under the HSR Act, (ii) such filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws, and (iii) such other consents, licenses, authorizations, approvals, orders, registrations, declarations, permits, filings or notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           The execution and delivery by the Purchaser of this Agreement does not, the execution and delivery by the Purchaser of any other instrument required by this Agreement to be executed and delivered by the Purchaser will not, and the performance by the Purchaser of its agreements and obligations under this Agreement will not, (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Purchaser, (ii) violate, conflict with, require consent pursuant to, result in a breach of, constitute a default (with or without due notice or lapse of time or both) under, or give rise to a right of, or result in, the termination, cancellation, modification, acceleration or the loss of a benefit under any of the terms, conditions or provisions of any Contract to which the Purchaser or any of its subsidiaries is a party or otherwise bound or to which any of its properties or assets is subject or (iii) violate any Order or Law applicable to any of the Purchaser or any of its properties or assets, except, in the case of clauses (ii) and (iii) above, for any violation, conflict, consent, breach, default, termination, cancellation, modification, acceleration, loss or creation that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4             Brokers. Except for Goldman Sachs & Co. LLC, the fees of which will be paid by the Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

Section 4.5             No Other Representations or Warranties. Neither the Purchaser nor any of its Affiliates or Representatives is making any representation or warranty on behalf of the Purchaser of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Agreement or the Voting and Support Agreement, and the Purchaser hereby disclaims any other such representations or warranties.

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ARTICLE V
COVENANTS

Section 5.1             Consents and Filings; Further Assurances. Each Party agrees to use its commercially reasonable efforts, as requested by the other Party, to obtain all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Share Purchase. Notwithstanding the foregoing, in no event shall either Party be required to pay any consideration to any third parties or give anything of value to obtain any such authorization, approval, consent or waiver, other than filing, recordation or similar fees. Each Party agrees that, from time to time, whether before, at or after the Purchase Closing, it will execute and deliver such further instruments of conveyance and transfer and take such other reasonable actions as may be necessary or reasonably requested by the other Party to carry out the purposes and intents of this Agreement. Notwithstanding anything to the contrary herein, nothing in this Section 5.1 shall limit or otherwise constrain the Purchaser’s rights and obligations pursuant to the Merger Agreement.

Section 5.2             No Transfers. The Seller will not, on and after the date hereof, transfer, sell, dispose of, Encumber, permit to be subject to any Encumbrance, or exercise any conversion rights with respect to, any shares of Preferred Stock held by the Seller, whether held as of the date of this Agreement or subsequently acquired.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1            General Conditions. The respective obligations of the Purchaser and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Purchase Closing, of the following conditions, which may, to the extent permitted by applicable Law, be waived in writing by all Parties in their sole discretion:

(a)           No Injunction or Prohibition. No Governmental Entity of competent jurisdiction shall have issued, adopted, enacted or promulgated any Order, decree, ruling, injunction or Law that is in effect (whether temporary, preliminary or permanent) restraining, enjoining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

(b)           Antitrust Approvals. Any waiting period (and any extension thereof) under the HSR Act or any similar foreign antitrust, competition or similar Laws applicable to the Share Purchase shall have expired or shall have been terminated.

(c)            Merger Closing. All conditions to the consummation of the Merger shall have been satisfied or waived in accordance with the Merger Agreement, and the parties to the Merger Agreement shall have irrevocably confirmed that they are prepared to consummate the Merger simultaneously with the consummation of the Share Purchase.

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Section 6.2             Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Purchase Closing, of each of the following conditions, any of which, to the extent permitted by applicable Law, may be waived in writing by the Seller in its sole discretion:

(a)           Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of another date, in which case as of such other date).

(b)           Performance of Covenants. The Purchaser shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Purchase Closing.

(c)           Certificate. The Seller shall have received from the Purchaser a certificate to the effect set forth in Sections 6.2(a) and 6.2(b) with respect to the representations, warranties and covenants made by the Purchaser, signed by a duly authorized officer thereof.

Section 6.3            Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Share Purchase shall be subject to the fulfillment, at or prior to the Purchase Closing, of each of the following conditions, any of which, to the extent permitted by applicable Law, may be waived in writing by the Purchaser in its sole discretion:

(a)           Representations and Warranties and Covenants. The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of another date, in which case as of such other date).

(b)           Performance of Covenants. The Seller shall have performed in all material respects all obligations and agreements and complied with in all material respects all covenants required by this Agreement to be performed or complied with by it prior to or at the Purchase Closing.

(c)           Certificate. The Purchaser shall have received from the Seller a certificate to the effect set forth in Sections 6.3(a) and 6.3(b) with respect to the representations, warranties and covenants made by the Seller, signed by a duly authorized officer thereof.

ARTICLE VII
TERMINATION

Section 7.1            Termination. This Agreement (a) will automatically terminate, without any action by any Party, upon the termination of the Merger Agreement, (b) may be terminated at any time prior to the Purchase Closing by mutual written consent of each of the Seller, the Purchaser and the Company and (c) may be terminated by the Seller upon the entry, without the prior written consent of the Seller, into any amendment, waiver, modification or other change to any provision of the Merger Agreement (including any exhibits, annexes or schedules thereto) that (A) results in a change in the consideration that would be payable to any holder of equity interests in the Company or changes the mix of the consideration that would be payable in respect of such equity interests or (B) is otherwise adverse in any material respect to the Seller or to the stockholders of the Company. The Company shall be a third-party beneficiary of clause (b) of this Section 7.1.

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Section 7.2             Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of any Party, except (a) for the provisions of Section 5.2 relating to public announcements, Section 8.2 relating to fees and expenses, and this Section 7.2 and (b) that nothing herein shall relieve either Party from Liability for any fraud or willful and material breach of this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1             Non-Survival of Representations and Warranties. None of the representations, warranties and covenants set forth in this Agreement shall survive the Purchase Closing, other than with respect to any covenants that by their terms contemplate performance following the Purchase Closing.

Section 8.2             Fees and Expenses. All fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated; provided, that the Seller shall be responsible for and shall pay any and all stock transfer, documentary, sales and use, registration, recording, stamp and similar Taxes payable in connection with the transactions contemplated hereby; provided further that the Purchaser hereby agrees to reimburse the fees and expenses of the Seller in an amount equal to $1.3 million at the Purchase Closing by wire transfer to the bank account designated by the Seller pursuant to Section 2.2(b)(ii) in immediately available funds in United States dollars.

Section 8.3             Amendment and Modification. This Agreement may be amended by the Parties at any time, subject to the following sentence. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties and, in the event the applicable amendment would be adverse to the Company, the stockholders of the Company or the Merger, the Company. The Company shall be a third-party beneficiary of this Section 8.3.

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Section 8.4             Waiver. At any time prior to the Purchase Closing, the Purchaser and the Seller may, to the extent legally allowed and, in the event the applicable extension or waiver would be adverse in any material respect to the Company, the stockholders of the Company or the Merger, with the Company’s prior written consent:

(a)           extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)           waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)           waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Seller or the Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party and, if required by the first sentence of this Section 8.4, the Company. The Company shall be a third-party beneficiary of this Section 8.4

Section 8.5             Notices. All notices, claims, demands, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier (with proof of service), in each case as addressed at the following addresses (or at such other addresses for a Party as shall be specified by like notice); provided, however that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

(i)            if to the Seller, to:

Furniture Investments Acquisitions S.C.S.

23, avenue Monterey, L - 2163 Luxembourg,

R.C.S. Luxembourg:  B227103

Represented by its general partner:

Furniture Investments Management S.à r.l.,

23, avenue Monterey, L-2163 Luxembourg,

R.C.S. number B227072

Attention:	Board of Directors
Anne-Catherine Devaux
E-mail:	ADevaux@investindustrial.com

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with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attn:	Eric L. Schiele, P.C.; Joshua Ayal
E-mail:	eric.schiele@kirkland.com;
joshua.ayal@kirkland.com

(ii)            if to the Purchaser, to:

Herman Miller, Inc.

855 East Main Avenue

Zeeland, Michigan 49464

Attention:	Jacqueline H. Rice
Email:	jackie_rice@hermanmiller.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich
Jenna E. Levine
Email:	AOEmmerich@wlrk.com
JELevine@wlrk.com

Section 8.6             Interpretation; Rules of Construction. All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived. In this Agreement, except as the context may otherwise require, references to: (a) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (b) any Governmental Entity includes any successor to that Governmental Entity; (c) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; and (d) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

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Section 8.7             Entire Agreement. This Agreement (together with the confidentiality agreement between the parties, dated as of March 29, 2021 and the Voting and Support Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

Section 8.8             No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 8.9             Governing Law; Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

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(b)           THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.5 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. NOTWITHSTANDING THE FOREGOING, THE CONSENTS TO JURISDICTION SET FORTH IN THIS SECTION 8.9 WILL NOT CONSTITUTE GENERAL CONSENTS TO SERVICE OF PROCESS IN THE STATE OF DELAWARE AND SHALL HAVE NO EFFECT FOR ANY PURPOSE EXCEPT AS PROVIDED IN THIS SECTION 8.9 AND WILL NOT BE DEEMED TO CONFER RIGHTS ON ANY PERSON OTHER THAN THE PARTIES.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.9.

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Section 8.10           Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 8.10 shall be void.

Section 8.11           Enforcement. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 8.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement, all in accordance with the terms of this Section 8.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.12           Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 8.13           Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format (or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers or other authorized representatives thereunto duly authorized.

HERMAN MILLER, INC.

By:	/s/ Andi Owen
Name: Andi Owen
Title: President & CEO

[Signature Page to Stock Purchase Agreement]

FURNITURE INVESTMENT ACQUISITIONS S.C.S.

By:	Furniture Investments Management S.à r.l.

/s/ AbdelKader Derrouiche
Title: General partner itself represented
by: Abdelkader Derrouiche
Title: Manager

[Signature Page to Stock Purchase Agreement]